UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑

     Telvent GIT, S.A. (the “Company” or “Telvent”) is an IT solutions and information services provider for a sustainable and secure world. We specialize in high value-added solutions for customers in critical infrastructure markets including Energy, Transportation, Environment and Agriculture. Our solutions and services are focused on industry segments where we believe increased efficiency can enable our customers to achieve benefits such as reduced energy consumption, carbon emissions, and waste of scarce resources such as water and increased reliability of electricity distribution. We leverage our core competencies across our targeted industry segments to develop and integrate software and IT solutions that manage complex systems such as utility grids, traffic networks and gas pipelines, and provide key decision-making information in real-time. In addition, we also provide consulting, outsourcing and IT management through our Global Services segment.
     Since 2008, we are also able to deliver business-critical market intelligence, commercial weather, trading, and supply-chain services supporting the production, trading and distribution of agriculture and energy commodities. In addition, we leverage our proprietary weather technologies to serve weather-sensitive businesses in key sectors including electricity generation, renewable power generation, water resource management, aviation, transportation, and public safety. We believe more accurate and timely weather information can result in significant improvements in energy efficiency and management across a broad range of applications. Increasingly we are making proprietary information services a key part of the services we provide.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies. These core geographies include Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa.
     Our business is organized in three primary ways: across segments, across geographic areas and across information technology solutions.
References
Unless otherwise indicated,
(1)	“Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent GIT, S.A. and its subsidiaries;

(2)	“Abengoa” refers to Abengoa, S.A. and its subsidiaries (including Telvent Corporation, S.L., Telvent Investments, S.L. and Siema AG) except for Telvent GIT, S.A. and its subsidiaries, unless the context otherwise requires;

(3)	All references to “U.S. Dollars”, “dollars”, “$” and “U.S. $” are to the legal currency of the United States and all references to “Euros” and “€” are to the legal currency of the European Union;

(4)	“Almos” refers to our subsidiary Telvent Australia Pty. Ltd. (formerly Almos Systems, Pty Ltd.) (Australia) and our subsidiary Telvent Netherlands B.V. (formerly Almos Systems B.V.) (Netherlands), which we acquired on July 5, 2005;

(5)	“DTN” refers to DTN Holding Company, Inc., which we acquired on October 28, 2008;

(6)	“Matchmind” refers to Matchmind Holding, S.L. and its subsidiaries Matchmind, S.L. and Matchmind Ingenieria de Software, S.L., in which we acquired a 58% interest on October 1, 2007;

(7)	“North America” refers to the United States and Canada;

(8)	“NLDC” refers to Northern Lakes Data Corp., from which we acquired certain assets on February 3, 2009;

(9)	“S21 Sec” refers to Grupo S21 Sec Gestion, S.A.;

(10)	“SEC” refers to the United States Securities and Exchange Commission;

(11)	“shares” and “ordinary shares” refer to our ordinary shares, nominal value € 3.00505 per share;

(12)	“Telvent Canada” refers to our subsidiary Telvent Canada LTD.;

(13)	“Telvent Caseta” or “Caseta” refers to our subsidiary Telvent Caseta, Inc. (formerly known as Caseta Technologies Inc.), which we acquired on April 27, 2007;

(14)	“Telvent China” refers to our subsidiary Telvent Control System (Beijing) Co., Ltd.;

(15)	“Telvent DMS” refers to Telvent DMS LLC Novi Sad, a joint venture formed in Serbia with the DMS Group LLC., on May 8, 2008;

(16)	“Telvent DTN” refers to Telvent DTN, Inc., which is the surviving legal entity that resulted from a corporate reorganization completed on October 26, 2009 under which the name DTN Holding Company, Inc., was changed to Telvent DTN, Inc., and all of the subsidiaries of DTN Holding Company, Inc. were merged into Telvent DTN, Inc.;

(17)	“Telvent Energía” refers to our subsidiary Telvent Energía, S.A.;

(18)	“Telvent Export” refers to our subsidiary Telvent Export, S.L.;

(19)	“Telvent Farradyne” or “Farradyne” refers to our subsidiary Telvent Farradyne Inc., formerly called PB Farradyne, Inc. which we acquired on July 1, 2006;

(20)	“Telvent Housing” refers to our subsidiary Telvent Housing S.A.;

(21)	“Telvent Mexico” refers to our subsidiary Telvent Mexico, S.A. de C.V.;

(22)	“Telvent Miner & Miner” refers to our subsidiary Telvent Miner & Miner Inc. (formerly known as Miner and Miner, Consulting Engineers, Inc.) in which we acquired a 70% interest on December 10, 2004 and the remaining 30% on February 22, 2006;

(23)	“Telvent Outsourcing” refers to our subsidiary Telvent Outsourcing, S.A.;

(24)	“Telvent Traffic” refers to our subsidiary Telvent Traffic North America, Inc.;

(25)	“Telvent Tráfico” refers to our subsidiary Telvent Tráfico y Transporte, S.A.;

(26)	“Telvent USA” refers to our subsidiary Telvent U.S.A., Inc.;

(27)	the terms “we”, “us”, “our Company”, “the Company”, “our” and “Telvent” refer to Telvent GIT, S.A. and includes Telvent GIT, S.A. and its subsidiaries unless the context otherwise requires.

I. Financial Information
A. Financial Statements
TELVENT GIT, S.A.
Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2010	2009
	(Unaudited)	(Audited)
Assets:
Current assets:
Cash and cash equivalents	€ 80,354	€ 92,893
Other short-term investments	788	758
Derivative contracts	3,538	2,622
Accounts receivable (net of allowances of € 1,320 as of March 31, 2010 and € 1,122 as of December 31, 2009)	89,597	66,450
Unbilled revenues	352,746	320,919
Due from related parties	26,977	8,762
Inventory	17,132	20,432
Other taxes receivable	25,661	18,974
Deferred tax assets	3,181	4,137
Other current assets	5,412	5,694

Total current assets	€ 605,386	€ 541,641
Deposits and other investments	7,543	7,476
Investments carried under the equity method	8,311	6,472
Property, plant and equipment, net	79,628	81,549
Long-term receivables and other assets	10,836	10,732
Deferred tax assets	43,521	41,166
Other intangible assets, net	198,061	184,359
Goodwill	253,994	234,404
Derivative contracts long-term	573	831

Total assets	€ 1,207,853	€ 1,108,630

Liabilities and shareholders’ equity:
Current liabilities:
Accounts payable	€ 215,718	264,368
Billings in excess of costs and estimated earnings	66,559	61,989
Accrued and other liabilities	18,178	15,951
Income and other taxes payable	20,487	24,526
Deferred tax liabilities	4,227	4,554
Due to related parties	190,046	63,915
Current portion of long-term debt	12,923	17,621
Short-term debt	60,342	97,335
Short-term leasing obligations	2,148	8,822
Derivative contracts	4,450	4,788

Total current liabilities	€ 595,078	€ 563,869
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2010	2009
	(Unaudited)	(Audited)

Long-term debt less current portion	198,512	171,202
Long-term leasing obligations	15,857	13,043
Derivative contracts long-term	811	1,430
Other long term liabilities	32,945	29,516
Deferred tax liabilities	52,488	48,226
Unearned income	3,122	1,360

Total liabilities	€ 898,813	€ 828,646

Commitments and contingencies	—	—

Equity:
Non-controlling interest	272	208
Shareholders’ equity:
Common stock, € 3.00505 nominal value, 34,094,159 shares authorized and issued, same class and series	102,455	102,455
Treasury stock, at cost, 370,962 shares	(4,707)	(4,707)
Additional paid-in capital	94,555	94,481
Accumulated other comprehensive income (loss)	(1,777)	(24,967)
Retained earnings	118,242	112,514

Total shareholder’s equity	€ 308,768	€ 279,776

Total equity	€ 309,040	€ 279,984

Total liabilities and equity	€ 1,207,853	€ 1,108,630

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended March 31,
	2010	2009

Revenues	€ 157,731	€ 182,521
Cost of revenues	94,960	113,651

Gross profit	€ 62,771	€ 68,870

General and administrative	30,057	28,870
Sales and marketing	8,247	7,872
Research and development	2,834	4,829
Depreciation and amortization	7,954	6,879

Total operating expenses	€ 49,092	€ 48,450

Income from operations	13,679	20,420
Interest expense	(7,367)	(7,236)
Interest income	72	25
Other financial income/(expense), net	(2,326)	(5,687)
Income from companies carried under the equity method	2,196	79

Total other income (expense)	€ (7,425)	€ (12,819)

Income before income taxes	6,254	7,601
Income tax expense (benefit)	196	1,193

Net income	€ 6,058	€ 6,408

Loss/(profit) attributable to non-controlling interest	(330)	(281)

Net income attributable to the parent company	€ 5,728	€ 6,127

Earnings per share
Basic and diluted net income attributable to the parent company per share	€ 0.17	€ 0.18

Weighted average number of shares outstanding
Basic	33,723,197	34,094,159

Diluted	34,094,159	34,094,159

The unaudited consolidated statements of operations include the following income (expense) items from transactions with related parties. Cost of revenues include costs generated with related parties, and not all the costs incurred to generate related parties revenues.

	Three Months Ended March 31,
	2010	2009
Revenues	€2,584	€9,019
Cost of revenues	(924)	(563)
General and administrative	(7,006)	(395)
Financial income (expense), net	(2,474)	(603)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros)

	Three Months Ended March 31,
	2010	2009

Cash flows from operating activities:
Net income before non-controlling interest	€ 5,728	€ 6,127
Less (loss)/profit attributable to non-controlling interest	330	281

Net income	6,058	6,408
Adjustments to reconcile net income attributable to the parent company to net cash provided by operating activities	10,468	14,170
Change in operating assets and liabilities, net of amounts acquired	(66,551)	(82,872)
Change in operating assets and liabilities due to temporary joint ventures	(1,046)	(300)

Adoption of SFAS 167	(5,707)	—

Net cash provided by (used in) operating activities	€ (57,108)	€ (62,875)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	445	18,215
Due from related parties	(46,493)	8,491
Acquisition of subsidiaries, net of cash	(2,704)	(1,354)
Purchase of property, plant & equipment	(2,173)	(1,820)
Investment in intangible assets	(4,223)	(1,527)
Acquisition of investments	(667)	(332)
Sale of internal IT outsourcing business to Abengoa	3,599	—

Net cash provided by (used in) investing activities	€ (52,216)	€ 21,673

Cash flows from financing activities:
Proceeds from long-term debt	33	21
Repayment of long-term debt	(4,329)	(11,421)
Proceeds from short-term debt	12,247	3,556
Repayment of short-term debt	(34,216)	(6,151)
Proceeds (repayments) of government loans	595	(221)
Due to related parties	120,076	37,502

Net cash provided by (used in) financing activities	€ 94,406	€ 23,286

Net increase (decrease) in cash and cash equivalents	€ (14,918)	€ (17,916)
Net effect of foreign exchange in cash and cash equivalents	2,378	1,178
Cash and cash equivalents at the beginning of period	92,340	60,792
Joint venture cash and cash equivalents at the beginning of period	554	6,931

Cash and cash equivalents at the end of period	€ 80,354	€ 50,985

Supplemental disclosure of cash information
Cash paid for the period:
Income Taxes	€ 980	€ 549
Interest	4,132	7,236

Non-cash transactions:
Capital leases	€ 352	€ 1,847

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statement of Equity
(In thousands of Euros, except share amounts)

						Accumulated
				Additional		Other
	Ordinary Shares		Treasury	Paid-in	Retained	Comprehensive	Non-Controlling	Total
	Shares	Amount	Stock	capital	Earnings	Income / (Loss)	Interest	Equity

Balance, December 31, 2009	34,094,159	€ 102,455	€ (4,707)	€ 94,481	€112,514	€ (24,967)	€ 208	€279,984

Comprehensive income:
Net Income attributable to parent company	—	—	—	—	5,728	—	—	5,728
Foreign currency translation adjustment	—	—	—	—	—	23,221	(2)	23,219
Derivatives qualifying as hedges	—	—	—	—	—	(31)	—	(31)

Total comprehensive income								28,916
Adoption of SFAS 167	—	—	—	—	—	—	(282)	(282)
Extraordinary variable compensation plan	—	—	—	15	—	—	—	15
Parent company stock purchase plan	—	—	—	59	—	—	—	59
Net change in non-controlling interest	—	—	—	—	—	—	18	18
Loss attributable to non-controlling interest	—	—	—	—	—	—	330	330

Balance, March 31, 2010	34,094,159	€ 102,455	€ (4,707)	€ 94,555	€ 118,242	€ (1,777)	€ 272	€ 309,040

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
1. Description of Business
     Telvent Desarrollos, S.A. was incorporated on April 4, 2000 and is registered in the Madrid Registry of Companies, Volume 15,370, Folio 164, Sheet No. M-257879, 1st entry, C.I.F. No. A-82631623. Its corporate headquarters are located in Madrid, Spain. At a general shareholders’ meeting held on January 19, 2001, Telvent Desarrollos, S.A. changed its name to Telvent Sistemas y Redes, S.A. and at a general shareholders’ meeting held on January 23, 2003, Telvent Sistemas y Redes, S.A. changed its name to Telvent GIT, S.A. (“Telvent” or “the Company”), which remains its legal and commercial name. The largest shareholder of Telvent is Abengoa, S.A., which currently holds, indirectly, 40% of the Company’s outstanding shares.
     Telvent is an information technology company for a sustainable and secure world that specializes in high value-added real time, services and solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Agriculture), as well as Global Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These services and solutions include systems integration, consulting services, design and engineering services, maintenance services, real-time business-to-business information services and software that enable Telvent’s customers to more efficiently manage their operations, business processes and customer services.
     Within these financial statements, “Abengoa” refers to Abengoa, S.A. and its subsidiaries, but excluding Telvent and its subsidiaries. The “Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent and its subsidiaries.
2. Significant Accounting Policies
Principles of Consolidation
     The accompanying condensed consolidated financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Company’s management considers necessary for their fair statement in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to U.S. Securities and Exchange Commission’s (the “SEC”) rules and regulations.
     The results of operations for the three-month period ended March 31, 2010 may not necessarily be indicative of the operating results that may be expected for the entire year. The Unaudited Condensed Consolidated Financial Statements contained herein should be read in conjunction with Management’s Discussion and Analysis and the Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on March 18, 2010.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Adoption of SFAS 167
     Effective January 1, 2010, the Company adopted ASC 810, Consolidations, formerly SFAS No. 167, Amendments to FASB Interpretation No. 46 (R) (SFAS 167). As explained in Note 5, the adoption of this Standard has resulted in the deconsolidation of most of our joint venture arrangements, where there is joint control, and these investments are now carried under the equity method. SFAS 167 was adopted prospectively. Had this Standard been adopted retrospectively, revenues and cost of revenues for the three-month period ended March 31, 2009 would have been as follows:

	Three Months Ended March 31,
	2010	2009

Revenues	€157,731	€175,176
Cost of revenues	94,960	106,404

Gross profit	€62,771	€68,772

Use of Estimates
     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
3. Recent Accounting Pronouncements
     In February 2010, the FASB issued ASU No. 2010-09. This ASU amended the Subsequent Events Topic of the FASB Accounting Standards Codification (ASC Topic 855). The amendments in the ASU remove the requirement for a public filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. All of the amendments in the ASU were effective upon issuance on January 1, 2010, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The Company does not expect the adoption of this statement to have any material effect on its financial position, results of operations or cash flows.
     In April 2010, the FASB issued ASU No. 2010-17, an accounting standards update that provides guidance on the milestone method of revenue recognition for research and development arrangements. This guidance allows an entity to make an accounting policy election to recognize a payment that is contingent upon the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. This guidance will be effective for fiscal years beginning on or after June 15, 2010, which will be our fiscal year 2011, and may be applied prospectively to milestones achieved after the adoption date or retrospectively for all periods presented, with earlier application permitted. The Company does not expect the adoption of this statement to have any material effect on its financial position, results of operations or cash flows.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
4. Investments carried under the equity method
     Up through December 31, 2009, investments carried under the equity method consisted mainly of the investment made in 2008 by the Company’s subsidiary, Telvent Energía, in a joint venture with the DMS Group LLC (“DMS Group”), based in Serbia, under the name “Telvent DMS LLC, Novi Sad”. Telvent Energía owns a 49% interest in Telvent DMS, while the DMS Group owns the remaining 51%.
     The Company agreed to make a total investment of € 6,111 in Telvent DMS. As of March 31, 2010, € 5,778 of this committed investment was made. The remaining scheduled payment of € 333 was paid on April 30, 2010.
     In addition, the Company has other equity method investments as described below.
5. Investments in Joint Ventures
     The Company participates in special joint venture arrangements called “Union Temporal de Empresas” (“UTEs”) in connection with its share of certain long-term service contracts. These joint ventures are considered to be variable interest entities as they have no equity.
     Effective January 1, 2010, the Company adopted ASC 810, Consolidations, formerly SFAS No. 167, Amendments to FASB Interpretation No. 46R (SFAS 167). This Statement identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that potentially could be significant to the variable interest entity. SFAS 167 states that if an enterprise determines that power is, in fact, shared among multiple unrelated parties, such that no one party has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, then no party is the primary beneficiary.
     The Company has applied SFAS 167 prospectively. The application of this standard has resulted in the deconsolidation of all the joint ventures established with unrelated parties, that were consolidated until December 31, 2009. All the joint ventures deconsolidated are now carried under the equity method. In consequence, the adoption of SFAS 167 has not resulted in any difference in equity between the net amount removed from the balance sheet and the amount of the retained interest in the newly deconsolidated entity. Joint ventures in which the Company participates with unrelated parties are operated through a management committee comprised of equal representation from each of the joint venture partners, which makes all the decisions about the joint venture’s activities that have a significant effect on its success. All the decisions require consent of each of the parties sharing power, so that all the parties together have the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance. As a result, the Company has concluded that in joint ventures established with unrelated parties, power is shared, and thus no party is the primary beneficiary. Such investments are carried, effective January 1, 2010, under the equity method.
     The Company also participates in joint venture arrangements with related parties, mostly

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
with companies that are part of the Abengoa Group. These investments are considered to be variable interest entities with related parties, and thus are consolidated if the Company is the member most closely associated with the joint venture.
     Total revenue and cost of revenues recognized with respect to the consolidated joint ventures, which include the revenue and cost of revenues attributable to other venture partners in these arrangements for the three-month periods ended March 31, 2010 and 2009 respectively, were the following:

	Three Months Ended March 31,
	2010	2009

Total revenues consolidated from UTEs	€ 1,318	€ 8,639
Total revenues attributable to other venture partners	492	5,799
Total cost of revenues consolidated from UTEs	€ 272	€ 8,437
Total cost of revenues attributable to other venture partners	—	5,688
     Total assets and liabilities coming from these consolidated UTEs were the following:

	As of March 31,	As of December
	2010	31, 2009
	(Unaudited)	(Audited
Total current assets consolidated from UTEs	€ 4,040	€ 29,727
Total non-current assets consolidated from UTEs	€ 8,421	€ 8,656
Total current liabilities consolidated from UTEs	€ 852	€ 27,280
Total non-current liabilities consolidated from UTEs	€ 9,977	€ 9,944
     The total carrying value of equity method investments that correspond to UTE joint ventures as of March 31, 2010 and December 31, 2009 is €  1,524 and €  495, respectively, and is classified in “Investments carried under the equity method” in our consolidated balance sheets. The Company also carries other investments under the equity method as described in Note 4.
     There are no consolidated assets that are collateral for the UTEs obligations. The enterprise’s maximum exposure to loss related to performance guarantees given by the Company as a result of its involvement with the UTEs that are not consolidated is €  36,280 as of March 31, 2010.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
6. Inventory
     Inventory consists of the following:

	As of	As of
	March 31,	December 31,
	2010	2009
	(Unaudited)	(Audited)
Raw Materials	€ 9,543	€ 7,686
Work-in-progress	7,589	12,746

	€ 17,132	€ 20,432

7. Short-term and Long-term Debt
Syndicated facilities agreement with ING Bank N.V. London Branch (as agent); ING Belgium, S.A., Sucursal en España; Caja de Ahorros y Monte de Piedad de Madrid; Caja de Ahorros y Pensiones de Barcelona; Barclays Bank, S.A.; and The Royal Bank of Scotland N.V., Sucursal en España
     On March 23, 2010, the Company entered into a syndicated facilities agreement with ING Bank N.V. London Branch (as agent); ING Belgium, S.A., Sucursal en España; Caja de Ahorros y Monte de Piedad de Madrid; Caja de Ahorros y Pensiones de Barcelona; Barclays Bank, S.A.; and The Royal Bank of Scotland N.V., Sucursal en España (collectively, as lenders), for an aggregate principal amount of € 170,000.
The facilities are structured in two tranches, a term loan facility up to € 100,000 and a revolving facility up to € 70,000. The purpose of the term loan facility is to finance general corporate needs of the Company; to refinance the following existing credit agreements: (1) unsecured loan agreement with Caja de Ahorros y Monte de Piedad de Madrid, Caja de Ahorros y Pensiones de Barcelona (“La Caixa”) and ING Belgium S.A., Sucursal en España, and (2) bilateral agreement with Caja de Ahorros y Pensiones de Barcelona (“La Caixa”); and and also to payoff the following debt instruments: (1) sale and leaseback agreement entered into between Telvent Housing and ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal en España and Bancantabria Inversiones, S.A., E.F.C., and (2) credit agreement between Telvent Traffic North America Inc. and Bank of America, N.A. The purpose of the revolving facility is to finance working capital needs of the Company.
     The term loan facility is required to be repaid no later than March 23, 2014, with principal amounts due as follows: € 10,000 on March 23, 2011; € 20,000 on March 23, 2012; € 30,000 on March 23, 2013; and € 40,000 on March 23, 2014.
     The term loan facility’s interest rate will be calculated on the basis of EURIBOR (3 or 6 months) plus an initial spread of 3.00%. The revolving facility’s interest rate will be calculated on the basis of EURIBOR (1, 3 or 6 months) plus an initial spread of 3.00%. However, after March 23, 2011, based on the Company’s prior financial statements, the spread in connection

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
with both facilities will vary depending on the leverage ratio (Net Financial Debt/EBITDA) and can range between a minimum of 2.00% and a maximum of 3.00%.
The Syndicated facilities agreement includes usual and customary representations and warranties, affirmative and negative covenants and events of default typical in such a transaction of this size and type. The funds of the new syndicated facilities were available as of April 7, 2010 and the refinanced loans and credit agreements were thus canceled on that date. However, given that the new syndicated facility agreement was signed on March 23, 2010, amounts have been classified between Short-Term and Long-Term debt according to the maturity of the new syndicated facility.
Credit agreement with Deustche Bank, S.A.
On December 29, 2009, our subsidiary, Telvent USA, Inc. (“Telvent USA”) entered into an agreement with Deutsche Bank, S.A. (“Deutsche Bank”) pursuant to which Deutsche Bank made available a credit facility with a maximum borrowing limit of U.S. $18,000 to finance general treasury needs. The credit facility matures on June 29, 2010. Drawdowns under the credit agreement bear interest on the outstanding principal amount at a rate per annum equal to LIBOR plus a margin of 1.90%. On April 1, 2010 the loan agreement was amended to extend the termination date to June 29, 2010. Under the amended loan, Deustche Bank made available a revolving credit facility with a maximum borrowing limit of U.S. $17,500 to finance general treasury needs. As of March 31,2010, U.S. $17,900 (€ 13,280) was outstanding under this agreement.
8. Financial Instruments
Derivatives
     The majority of the Company’s assets, liabilities, revenues and costs are denominated in Euros. The Company enters into contracts where revenues and costs are denominated in other currencies, principally the U.S. Dollar. The Company’s foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are hedged against the relevant functional currency or the Euro. The Company manages foreign exchange exposures in accordance with internal policies and guidelines. This is performed on an individual contract basis using foreign exchange contracts that generally have maturities of three months to twelve months and which mature when the forecasted payments or collections are anticipated to occur. The counterparties to these contracts are highly rated financial institutions.
     The Company applies hedge accounting based on ASC 815 issued on accounting for derivative instrument and hedging activities (pre-codification SFAS 133). As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). The effective portion of the gain or loss on the hedging instrument recognized in equity (other comprehensive income) is subsequently reclassified from equity to profit or loss in the same period or periods during which the hedged item affects profit or loss. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs.
     The Company is also exposed to interest rate risk from its interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-months or one-year both EURIBOR and LIBOR, plus the applicable margins.
     The Company manages certain specific exposures using interest rate caps to limit the impact of interest rate increases. These contracts mature between 2010 and 2022. The exposure of the Company is limited to the premiums paid to purchase the caps. Total premiums paid to purchase the caps were € 0 and € 613 during the three-month periods ended March 31, 2010 and 2009, respectively.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     The following table provides quantitative information about the Company’s outstanding foreign exchange contracts by principal currency and interest rate caps and swaps:

	As of March 31, 2010
	(Unaudited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€ 3,068	€ 46,049	€ 4,154	€ 61,638
Canadian Dollars	230	5,475	42	841
Morocco Dirhams	—	—	2	30
Jordan Dinars	16	668	—	—
Qatari Riyals	4	384	132	2,534
Australian Dollars	—	—	—	—
Kuwaiti Dinar	122	1,325	—	—
Chinese Yuan	—	20	—	—
British Pounds	4	438	—	—
Euro	188	4,009	931	14,295

	€ 3,632	€ 58,368	€ 5,261	79,338
Interest rate contracts:
Interest rate caps and swaps	479	79,646	—	—

Total	€ 4,111	€ 138,014	€ 5,261	€ 79,338

	As of December 31, 2009
	(Audited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€ 2,257	€ 39,884	€ 5,039	€ 72,181
Canadian Dollars	51	2,910	5	201
Morocco Dirhams	—	—	1	30
Jordan Dinars	117	627	—	—
Qatari Riyals	56	2,323	19	746
Australian Dollars	39	301	—	—
Kuwaiti Dinar	102	916	—	—
Chinese Yuan	—	—	2	38
Euro	205	9,912	185	3,862

	€ 2,827	€ 56,873	€ 5,251	€ 77,058
Interest rate contracts:
Interest rate caps and swaps	626	80,001	967	76,634

Total	€ 3,453	€ 136,874	€ 6,218	€ 153,692

     The above table includes embedded derivatives that the Company bifurcates from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value in our Unaudited Consolidated Balance Sheets, with related gains and losses recorded in earnings.
     The ineffective portion of changes in fair value of hedge positions, reported in earnings for the three-month period ended March 31, 2010, amounted €  82, and has been recorded within “Other financial income/(expense), net” in the Company’s Consolidated Statements of Operations.
     The effective portion of cash flow hedges recorded in other comprehensive income during

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
the three month period ended March 31, 2010, amounted to € 238, net of tax, and will be reclassified to earnings over the next twelve months.
     As required by FASB Standard 820 issued on fair value measurements (pre-codification SFAS No. 157), in order to measure the fair value of derivatives, the Company maximizes, to the extent possible, the use of market data obtained from sources independent of it. In accordance with this FASB Standard, since there are no quoted prices available in active markets for identical financial instruments (Level 1 inputs), the Company focuses on Level 2 inputs, which are all other the observable inputs (not included in Level 1) that are available for the financial instrument, to measure its fair value.
Cash, Short-Term Investments, Accounts Receivable and Accounts Payable
     The carrying amounts for “Cash and cash equivalents”, “Other short-term investments”, “Accounts receivable”, “Unbilled revenues” and “Accounts payable” in the Company’s Unaudited Consolidated Balance Sheets approximate fair values due to the short maturity of these instruments, unless otherwise indicated.
Short-Term and Long-Term Debt
     Debt is primarily based on variable rates of interest with fair value approximating carrying value.
Other Long-Term Liabilities
     The fair value of interest-free loans received from the Spanish Science and Technology Ministry is estimated based on quoted market prices or current rates offered to the Company for debt of similar maturities. “Other long-term liabilities” in the company’s consolidated balance sheets include payments due to suppliers. Interest is payable on variable rates; therefore, fair value approximates carrying value.
Derivatives
     The fair value derived from market information and appropriate valuation methodologies reflects the estimated amounts the Company would receive or pay to terminate the transaction at the reporting date.
     The inputs used to calculate fair value of the Company’s derivatives are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either or indirectly through corroboration with observable market data (Level 2). The Company’s valuation technique to calculate fair value of its forward contracts is based on discounting estimated future cash flows. The Company estimates future cash-flows based on the forward rate, discounted to reflect the time value of money until the settlement date.
     The carrying value and estimated fair value of financial instruments are presented below:

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)

	As of
	March 31, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Assets:
Cash and cash equivalents (including restricted cash)	€ 80,354	€ 80,354	€ 92,893	€ 92,893
Other short-term investments	788	788	758	758
Accounts receivable	89,597	89,597	66,450	66,450
Unbilled revenues	352,746	352,746	320,919	320,919
Derivative contracts	4,111	4,111	3,453	3,453
Liabilities:
Short-term debt	60,342	60,342	97,335	97,335
Long-term debt including current portion	211,435	207,858	188,823	175,151
Other long-term liabilities	32,945	32,754	29,516	29,359
Derivative contracts	5,261	5,261	6,218	6,218
9. Due To and From Related Parties
     During the normal course of business, the Company conducts operations with related parties, through the execution of projects, loan contracts and advisory services. The transactions are completed at market rates. The details of balances with group companies and related parties are as follows:

	As of	As of
	March 31,	December 31,
	2010	2009
	(Unaudited)	(Audited)

Due from related parties:
Trade receivable	€ 23,536	€ 8,761
Credit line receivable	3,441	1

	€ 26,977	€ 8,762

Due to related parties:
Trade payables	€ 18,230	€ 12,174
Credit line payable	171,816	51,741

	€ 190,046	€ 63,915

     On March 31, 2010, the Company signed a bilateral credit agreement with its largest shareholder, Abengoa, that cancels the prior agreement signed on January 1, 2010. Under the new agreement, Abengoa irrevocably and unconditionally grants to and opens on behalf of the Company, on a consolidated basis, a credit facility up to a maximum amount of € 60,000. This agreement shall remain in force until March 23, 2012 and, this time limit can be extended under some circumstances. Borrowings under this agreement bear interest at a 8.35% annual interest rate. Additionally, an additional U.S. $30,000 is available to Telvent Mexico, and U.S. $10,000 is available to Telvent Energía, which means a total credit amount of € 89,676 as of March 31, 2010 was available. Amounts were translated from U.S. Dollars to Euros based on the exchange rate on March 31, 2010.
     Under the bilateral credit agreement between Abengoa and Telvent on a consolidated basis, if any of the parties of the bilateral credit agreement requests an advance that would cause the

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
total amount owing by that party to exceed the established credit limit, the other party can decide to lend that amount, at its sole discretion. In this case, according to the terms of the bilateral agreement, the credit limit is automatically modified between both parties, with no need to sign a new agreement. The Company’s net credit line payable under this credit arrangement as of March 31, 2010 was € 168,376 with no amount remaining available as of this date.
     The Company will incur no costs or receive any payments under the arrangement unless it actually uses or loans any of the available funds.
Disposition of certain assets of Telvent Outsourcing
     Effective January 1, 2010, the Company’s wholly-owned subsidiary, Telvent Outsourcing, sold certain of its assets used in providing IT services to Abengoa and its other business groups, including the employees, equipment, applications, hardware, software, and intellectual property necessary to provide such IT services, to Simosa IT, S.A, a wholly-owned subsidiary of Abengoa, for € 4,000. The sale also included Telvent Outsourcing’s stock ownership in Telvent Implantación y Sistemas, S.L.
     As a result of this sale, the Company now subcontracts its internal IT services needs to Abengoa and thus reports the associated costs as Related Parties general and administrative expenses in its condensed consolidated statement of operations.
10. Commitments and Contingencies
Commitments
     The Company’s subsidiary, Telvent Outsourcing, has an ownership stake of 15% in S21 Sec, a leading Spanish company specializing in computer security. Navarra de Gestión para la Administración S.A.’s (“NGA”) has an option to sell an additional 10% of the shares of S21 Sec to the Company on or before October 31, 2010, conditional upon Telvent or any company of the Abengoa Group investing € 15,000 in the territory of Navarra. Telvent does not have the obligation or intent to make such investments, in which case NGA could still have the option to sell the 10% stake of S21 Sec to Telvent at a price not to exceed € 3,900.
     On April 27, 2007, the Company’s subsidiary, Telvent Traffic, completed the acquisition of 100% of the shares of Caseta Technologies, Inc. (“Telvent Caseta”). The stock purchase agreement with respect to the acquisition provides for contingent and variable earn-out payments and post-closing adjustments. As of March 31, 2010, the total payments made for this acquisition amounted to U.S. $12,463 and the Company’s best estimate of the potential earn-out payments under this agreement amounted to U.S. $732 as of this date. There is an overall limit of U.S $20,728 on the aggregate purchase price. The Company is not required to make any future payments that would cause the aggregate purchase price to exceed that limit.
     In October 2008, the Company’s subsidiary, Telvent Export, completed the acquisition of 100% of the shares of DTN Holding Company, Inc. (“DTN”) for a purchase price of U.S. $250,910 (€ 187,657) including acquisition costs, payable in two payments: (i) a cash payment made on the closing; and (ii) a deferred payment to certain stockholders of Telvent DTN who are Telvent DTN employees (the “Employee Stockholders”). The deferred payment to the Employee Stockholders will be paid on or before December 31, 2011, together with interest thereon
     On February 3, 2009, the Company’s subsidiary, Telvent Farradyne signed an agreement through which it acquired certain of the assets of NLDC. The purchase price for these assets was U.S. $1,500 (€ 1,113), of which U.S. $1,000 (€ 742) was paid as of March 31, 2010. In addition, Telvent Farradyne also entered into a Consulting Services Agreement under which Telvent will pay a total of U.S. $2,000 (€ 1,484) through four installments payable every six months starting July 1, 2009 of which U.S. $1,000 (€ 742) was paid as of March 31, 2010, and additional contingent payments up to U.S. $500 (€ 371). In addition, Telvent will pay NLDC additional commission payments (up to a maximum not to exceed U.S. $5,000 (€ 3,709)) in respect of contracts bookings signed by Telvent during the four years from 2009 through 2012 related to back-office and customer service center systems utilizing the TollPro Software. The Company estimates, at March 31, 2010, the pending amount to be paid under these agreements, including contingent payments, to be approximately U.S. $2,750 (€ 2,040). As of March 31, 2010 the Company has recorded a liability of U.S. $2,185 (€ 1,621) corresponding to the present value of such obligation in the accompanying Unaudited Consolidated Balance Sheets. Amounts have been recorded taking into consideration, on each closing date, the probability of such payment.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
calculated at a rate equal to 90-day LIBOR as of the closing date adjusted as of the last day of each calendar year, but not less than 4% per annum. In addition to the purchase price, the Employee Stockholders have the right, subject to certain conditions, to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium, or earn out, will be a variable amount determined based on Telvent DTN and its subsidiaries achieving stipulated financial targets for the period January 1, 2009 to December 31, 2011. The Company estimates the total amount of the earn out to be approximately U.S. $8,108 (€ 5,600), which is being recorded as compensation expense over the service period in accordance with ASC 805 on business combinations (pre-codification SFAS 141(R)), taking into consideration, on each closing date, the probability of such payment.
Contingencies
     From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business.
     On September 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería (the “City”) in awarding the contract were inadequate. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals rendered the judgment ineffective until all of the appeals had been resolved. On May 26, 2008, the Spanish appeals court issued a judgment accepting the appeal filed by Telvent. The appeals court revoked the judgment made on September 13, 2006 and replaced that judgment with a declaration that the awarding of the concession contract to Telvent by the City was valid. The other parties to the appeal did not exercise their right to appeal the judgment to the Supreme Court in Spain; therefore, the Company considers that the court proceeding has been concluded. As of March 31, 2010, the development and installation work for the El Toyo project was complete, although acceptance by the City has not yet been obtained.
     In addition, a commercial dispute has arisen between Telvent and its client regarding a transportation project in Saudi Arabia. The dispute concerns the violations enforcement part of the project, which involves equipment that was subcontracted by Telvent. The client has taken the position that the violations enforcement equipment provided by the subcontractor does not meet the specifications of the contract and, as a result, has purported to terminate its contract with Telvent. Telvent is disputing the validity of the termination and has invoked the dispute resolution procedures under the contract. The Company is currently under negotiations with the client. If the contractual dispute resolution procedures are not successful, the Company believes that it is likely that arbitration proceedings will be commenced.
     Based on the information available as of March 31, 2010, including discussions with counsel, management believes that resolution of these matters will not have a material adverse effect on the Company’s business, consolidated results of operations, financial condition or cash flows.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Guarantees
Performance Guarantees
     In the normal course of business, the Company provides performance guarantees in the form of performance bonds to customers that secure the Company’s fulfillment of the terms of the underlying contract. The bonds are for a fixed monetary amount and match the duration of the underlying contract, which is generally between 18 and 36 months. Telvent requests similar bonds from sub-contractors to mitigate this risk. The guarantees are generally not drawn upon, as Telvent usually successfully completes the contract or renegotiates contract terms.
Financial Guarantees
     As of March 31, 2010, the Company maintained the following guarantees:

Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
Performance guarantees	€ 199,697	€ 22,410	€ —
Financial guarantees	17,718	—	—

	€ 217,415	€ 22,410	€ —

     Financial guarantees include € 15,397 corresponding to stand-by letters of credit signed in connection with the acquisition of Telvent DTN, as described in the “Commitments” section.
     The maximum potential payments represent a “worse-case scenario,” and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.
Warranties
     The Company provides warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts and information and electronic communication services. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any material unexpected costs associated with servicing its warranties.
11. Segments and Geographic Information
     The Company has five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture, and Global Services. The segments are grouped with reference to the

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross margin.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in two primary areas: electricity and oil & gas.

•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment focuses on the observation and forecasting of the weather, the climate, the air quality and the hydrology and its impact on the different economic sectors, together with the provision of technology oriented to improve the use and management of water resources done by water utilities.

•	Agriculture provides information services, including critical business information and trading services, that support the agriculture supply chain, including producers, originators, traders, and food processors in the United States and Canada.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of the Company’s customers’ current and future technology needs.

	Three-Month Period Ended March 31, 2010 (Unaudited)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total

Revenues	€ 53,208	€ 38,473	€ 12,196	€ 34,039	€ 19,815	€ 157,731
Cost of revenues	(31,816)	(25,228)	(7,130)	(25,358)	(5,428)	(94,960)

Gross profit	€ 21,392	€ 13,245	€ 5,066	€ 8,681	€ 14,387	€ 62,771

Operating expenses						(49,092)
Other expenses, net						(7,425)

Income before income taxes						€ 6,254

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)

	Three-Month Period Ended March 31, 2009 (Unaudited)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total

Revenues	€ 51,569	€ 51,252	€ 15,028	€ 43,675	€ 20,997	€ 182,521
Cost of revenues	(32,985)	(35,677)	(9,477)	(30,869)	(4,643)	(113,651)

Gross profit	€ 18,584	€ 15,575	€ 5,551	€ 12,806	€ 16,354	€ 68,870

Operating expenses						(48,450)
Other expenses, net						(12,819)

Income before income taxes						€ 7,601

     As described in Note 2, effective January 1, 2010, the Company has prospectively adopted ASC 810, Consolidations, formerly SFAS No. 167, Amendments to FASB Interpretation No. 46R. The result of the adoption of this statement has been to stop consolidating most of the Company’s joint ventures, since these are jointly controlled with other venture partners. Had this statement been applied retrospectively, revenues and cost of revenues by segment for the three-month period ended March 31, 2009 would have been as follows:

	Three-Month Period Ended March 31, 2009 (Unaudited)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total

Revenues	€ 51,569	€ 45,792	€ 14,221	€ 42,597	€ 20,997	€ 175,176
Cost of revenues	(32,985)	(30,359)	(8,626)	(29,790)	(4,643)	(106,404)

Gross profit	€ 18,584	€ 15,433	€ 5,595	€ 12,807	€ 16,354	€ 68,772

Operating expenses						(48,450)
Other expenses, net						(12,721)

Income before income taxes						€ 7,601

     During the three-month period ended March 31, 2010, some related party joint ventures remain consolidated, and are mostly included in the Company’s Environment segment.
  Assets by segment
     The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting.
     Segment assets of the Company are as follows:

As of March 31, 2010 (Unaudited)
Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Segment assets	€ 328,246	€ 324,593	€ 117,412	€ 165,587	€ 249,111	€ 1,184,949
Unallocated assets						22,904

Total assets						€ 1,207,853

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)

As of December 31, 2009 (Audited)
Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Segment assets	€ 297,237	€ 296,790	€ 103,211	€ 159,302	€ 228,285	€ 1,084,825
Unallocated assets						23,805

Total assets						€ 1,108,630

     Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.
Geographic Information
     For the three months ended March 31, 2010 and 2009, sales outside of Spain comprised 62.3% and 59.1% of the Company’s revenues, respectively. Revenues consisted of sales to customers in the following areas:

	Three-Month Period Ended March 31,
	2010	2009
Europe	€ 63,729	€ 79,404
North America	61,705	64,909
Latin America	24,062	24,670
Asia-Pacific	3,622	5,302
Middle-East and Africa	4,613	8,236

	€ 157,731	€ 182,521

     The most significant investments included in property, plant and equipment, net of depreciation, outside of Spain, are located in:

	March 31,	December 31,
	2010	2009
Portugal	€ 5,041	€ 5,034
North America	21,520	20,951
Latin America	640	659
China	1,896	1,794
Other	187	194

	€ 29,284	€ 28,632

12. Subsequent Events
Revolving credit Facility with Deutsche Bank AG New York Branch
     On April 1, 2010, Telvent USA, Telvent Farradyne, Telvent Miner & Miner and Telvent Traffic, jointly and severally as borrowers, and Telvent as guarantor, entered into a loan agreement with Deutsche Bank AG New York Branch (“Deutsche Bank”) under which Deutsche Bank made available a revolving credit facility with a maximum borrowing limit of U.S. $17,500 to finance general treasury needs. The credit facility matures on June 29, 2010. Loans under the

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
loan agreement bear interest on the outstanding principal amount at a rate per annum equal to either the Base Rate or the Eurodollar Rate depending of the election made by the borrowers.
     The loan agreement replaces the loan agreement entered into on December 29, 2009, among Telvent USA as borrower, Telvent as guarantor and Deutsche Bank as lender pursuant to which Deutsche Bank S.A. made available a credit facility with a maximum borrowing limit of U.S. $18,000 to finance general treasury needs.
     The loan agreement contains certain usual and customary representations and warranties, and usual and customary affirmative and negative covenants which include limitations on liens, payment of dividends, mergers, sale of assets, guarantees, and other customary limitations.
Senior Subordinated Convertible Notes
     On April 6, 2010, Telvent entered into a purchase agreement with Barclays Capital Inc. and RBS Securities Inc., as representatives of the initial purchasers, in connection with the offering and sale of US $200,000 aggregate principal amount of 5.50% senior subordinated convertible notes, (the “Notes”) due 2015 (of which U.S. $25,000 was issued upon exercise of the initial purchasers’ overallotment option).
     On April 19, 2010, the sale of the Notes was settled and the Notes were issued pursuant to an indenture, dated April 19, 2010, among the Company, as issuer, BNY Corporate Trustee Services Limited, as trustee, and The Bank of New York Mellon, as note registrar, paying agent and conversion agent.
     The Notes will mature on April 15, 2015 and will be paid semi-annually in arrears at a rate of 5.50% per year on April 15 and October 15 of each year, beginning on October 15, 2010. Under certain circumstances the Notes will be convertible into cash, Telvent’s ordinary shares or a combination of cash and Telvent’s ordinary shares, at Telvent’s election. The Notes will be convertible at an initial conversion rate of 29.2590 ordinary shares per U.S. $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately U.S. $34.18 per ordinary share and represents a 22.5% conversion premium over the closing price of Telvent’s ordinary shares of U.S. $27.90 per share on April 6, 2010 on the NASDAQ Global Select Market.
     The net proceeds from the sale of the Notes were approximately U.S. $193,000. The Company used the majority of the net proceeds from the offering of the Notes to repay all amounts outstanding under the Telvent DTN credit agreement, and expects to use the remainder of the net proceeds for general corporate purposes.
Deferred payment relative to the Telvent DTN Stock Purchase Agreement
     On April 28, 2010, Telvent Export disbursed an amount of U.S. $11,752 (€ 9,348) with respect to the deferred payment to sellers not designated as Employee Stockholders under the stock purchase agreement in the acquisition of Telvent DTN. The amount paid corresponds to

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     50% of the 10% of the cash consideration originally placed into escrow that was pending to be paid, including interest.

B.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
     We are an IT solutions and information services provider for a sustainable and secure world. We specialize in high value-added solutions for customers in critical infrastructure markets including Energy, Transportation, Environment and Agriculture. Our solutions and services are focused on industry segments where we believe increased efficiency can enable our customers to achieve benefits such as reduced energy consumption, carbon emissions, and waste of scarce resources such as water and increased reliability of electricity distribution. We leverage our core competencies across our targeted industry segments to develop and integrate software and IT solutions that manage complex systems such as utility grids, traffic networks and gas pipelines, and provide key decision-making information in real-time. In addition, we also provide consulting, outsourcing and IT management through our Global Services segment.
     Since 2008, we also deliver business-critical market intelligence, commercial weather, trading, and supply-chain services supporting the production, trading and distribution of agriculture and energy commodities. In addition, we leverage our proprietary weather technologies to serve weather-sensitive businesses in key sectors including electricity generation, renewable power generation, water resource management, aviation, transportation, and public safety. We believe more accurate and timely weather information can result in significant improvements in energy efficiency and management across a broad range of applications. Increasingly we are making proprietary information services a key part of the services we provide.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies. These core geographies include Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa.
     Our business is organized in three primary ways: across segments, across geographic areas and across information technology solutions.
     Our goal is to ensure continued growth, maximize profitability, and provide added value to our investors and customers. In order to achieve this, we focus on several critical areas that we believe are the core of our business activities:
1.	Margin performance, which we believe is a strong indicator of the efficiency and profitability of our main operations;

2.	Bookings and backlog, which we believe is a strong indicator of the growth of our business and provides useful segment trend information and revenue visibility; and

3.	Acquisitions integration, as the realization of synergies in all business areas from the integration of the businesses that we have acquired ensures improved efficiency and cost savings.
     On an on-going basis, we evaluate the risks and challenges facing our individual business segments to determine any necessary course of action.

     During the year 2009, our Transportation segment suffered from the general worldwide economic slowdown and crisis that disrupted the global markets during the third quarter of 2008. Specifically, government agency and municipality budgets continued to experience severe pressure, while private sector investments continued to slow down. This translated into significant delays in the project bidding and award processes in many regions, which in turn, impacted our bookings and our generation of new revenues. Additionally, while specific stimulus grant programs in the U.S. were designed for intelligent transportation systems projects during 2009, no announcement of awards were made in 2009, causing most our customers to put on hold investment decisions until stimulus funds were announced during the first quarter of 2010. We expect this announcement to start unblocking decisions. However, we do not expect bookings and related revenues from these contracts to impact our performance until the second half of 2010.
     On the other hand, our Energy segment is experiencing a strong momentum due to the focus worldwide on energy efficiency, as described in more detail in our Energy segment discussion.
     Finally, as much of our business activity is highly concentrated in Spain (with approximately 38% of 2010 expected revenues generated there), our business and financial condition is largely dependent upon the general economic conditions in Spain, in particular in our Transportation and Global Services segments. Spain is currently experiencing adverse economic conditions, including high unemployment and government spending cuts, which we believe could adversely affect our operations in the near future.
     In order to deal with these challenges, we are continuously developing new ideas, evaluating alternative courses of action, and investing in research and development and in the future of our people.
Results of Operations
Disposition of certain assets of Telvent Outsourcing
Effective January 1, 2010, our wholly-owned subsidiary, Telvent Outsourcing, sold certain of its assets used in providing IT services to Abengoa and its other business groups, including the employees, equipment, applications, hardware, software, and intellectual property necessary to provide such IT services, to Simosa IT, S.A, a wholly-owned subsidiary of Abengoa. The sale also included Telvent Outsourcing’s stock ownership in Telvent Implantación y Sistemas, S.L. The results of operations of the internal IT outsourcing business sold to Abengoa are reflected in our results of operations for the three-month period ended March 31, 2009, but not in the corresponding period in 2010.
     The following table sets forth certain of our statements of operations data for the periods ended March 31, 2010 and 2009.

			Percentage		Percentage
			of Revenues		of Revenues
			for the	For the	for the
			Three Months	Three Months	Three Months
	For the Three Months		Ended	Ended	Ended	Percentage
	Ended March 31,		March 31,	March 31,	March 31,	Change
	2010(1)	2010	2010	2009	2009	2009-2010
	(In thousands, except percentages and per share data)

Revenues	$213,347	157,731	100%	€ 182,521	100%	(13.6)%
Cost of revenues	128,443	94,960	60.2	113,651	62.3	(16.4)%

Gross profit	84,904	62,771	39.8	68,870	37.7	(8.9)%
General and administrative	40,655	30,057	19.1	28,870	15.8
Sales and marketing	11,155	8,247	5.2	7,872	4.3
Research and development	3,833	2,834	1.8	4,829	2.6
Depreciation and amortization	10,759	7,954	5.0	6,879	3.8
Total operating expenses	66,402	49,092	31.1	48,450	26.5

Income from operations	18,502	13,679	8.7	20,420	11.2	(33.0)%
Interest expense	(9,965)	(7,367)	(4.7)	(7,236)	(4.0)
Interest income	97	72	—	25	—
Other financial income (expense), net	(3,146)	(2,326)	(1.5)	(5,687)	(3.1)
Income from companies carried under the equity method	2,970	2,196	1.4	79	—
Other income / (expense), net	—	—	—	—	—
Total other income (expense)	(10,044)	(7,425)	(4.7)	(12,819)	7.0

Income before income taxes	8,458	6,254	4.0	7,601	4.2	(17.7)%
Income tax expense	265	196	0.1	1,193	0.7
Net income	8,193	6,058	3.8	6,408	3.5	(5.5)%

Loss (Profit) attributable to non-controlling interest	(446)	(330)	(0.2)	(281)	0.2
Net income attributable to the parent company	$7,747	€ 5,728	3.6	€ 6,127	3.4	(6.5)%

Basic net income attributable to the parent company per share	$0.23	€ 0.17		€ 0.18

Diluted net income attributable to the parent company per share	$0.23	€ 0.17		€ 0.18

Weighted average number of basic shares outstanding	33,723,197	33,723,197		34,094,159

Weighted average number of diluted shares outstanding	34,094,159	34,094,159		34,094,159

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.3526 to € 1.00 (based on the noon buying rate on March 31, 2010). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

Bookings and Backlog
     New contract bookings, which represent new signed contracts in the period, regardless of performance, were € 204.3 million for the three months ended March 31, 2010, a decrease of € 25.3 million, or (11.1)%, as compared to new contract bookings of € 228.4 million for the three months ended March 31, 2009. We provide information regarding our bookings because we believe doing so provides useful trend information regarding changes in the volume of our new business over time.
     Backlog as of March 31, 2010 was € 785.0 million, an increase of € 116.7 million, or 17.5% from a backlog of € 668.3 million as of March 31, 2009. Our backlog represents the portion of our signed contracts for which performance is pending. In addition, soft backlog (representing pending performance on multi-year frame contracts for which there is no contractual obligation on the part of the client to fulfill the full contract amount) was € 171.1 million as of March 31, 2010, versus € 233.9 million in soft backlog for the three months ended March 31, 2009. Backlog excludes our pipeline of projects that we are pursuing but as to which we have not yet signed binding agreements.
Revenues

Three Months Ended	Three Months Ended
March 31,	March 31,	Percent Change
2010	2009	2009-2010
(Euros in thousands, except percentages)
€ 157,731	€ 182,521	(13.6)%
     Our revenues in the three-month period ended March 31, 2010, when compared to the same period of the previous year, have been significantly affected by the adoption of SFAS 167. As explained in Note 5 to our unaudited condensed consolidated financial statements, SFAS 167 became effective on January 1, 2010 and has resulted in the deconsolidation of most of the joint-ventures that were consolidated until December 31, 2009. If SFAS 167 had been applied in 2009, our revenues for the three-month period ended March 31, 2009 would have amounted to € 175.2 million. In addition, the Abengoa internal IT services business sold effective January 1, 2010 contributed € 9.5 million to revenues during the period ended March 31, 2009, with no corresponding contribution in the same period of 2010. Furthermore, we were negatively affected by the weaker U.S. Dollar against the Euro when comparing first quarter of 2010 with the same period of last year. Finally, our revenues in the Transportation segment in North America have decreased period-to-period as described in the Transportation segment discussion below.
Cost of Revenues

Three Months		Three Months Ended
Ended March 31,	Percentage of	March 31,	Percentage of	Percent Change
2010	Revenues	2009	Revenues	2009-2010
(Euros in thousands, except percentages)
€ 94,960	60.2%	€ 113,651	62.3%	(16.4)%

     Cost of revenues decreased as a percentage of revenues period-to-period and, therefore, gross margins increased in 2010 over the corresponding three-month period of the prior year, as we have increased the volume of information services provided in our Energy, Environment and Agriculture segments, which contribute with significantly higher margins than systems sales. In addition, our continuous efforts to provide higher value-added services and solutions in all our segments, which contribute higher margins, have increased our gross margins. In particular, margins have increased in our Energy, Transportation, and Environment segments, while they have decreased in Global Services and Agriculture, the latter of which is due mostly to a foreign currency impact.
General and Administrative

Three Months		Three Months Ended
Ended March 31,	Percentage of	March 31,	Percentage of	Percent Change
2010	Revenues	2009	Revenues	2009-2010
(Euros in thousands, except percentages)
€ 30,057	19.1%	€ 28,870	15.8%	4.1%
     Our general and administrative expenses increased from the three-month period ended March 31, 2009 to the three-month period ended March 31, 2010 primarily due to a decrease in volume of activity in our Global Services segment, which is very labor intensive and has maintained lower than expected efficiency rates. We expect to take measures to increase efficiency in this segment as required. We also intend to continue on our efforts to increase efficiency through the integration of our acquisitions and through other initiatives to produce general and administrative cost savings.
Sales and Marketing

Three Months		Three Months Ended
Ended March 31,	Percentage of	March 31,	Percentage of	Percent Change
2010	Revenues	2009	Revenues	2009-2010
(Euros in thousands, except percentages)
€ 8,247	5.2%	€ 7,872	4.3%	4.8%
     Our sales and marketing expenses have increased slightly as a percentage of revenues from the three-month period ended March 31, 2009 to the three-month period ended March 31, 2010 mostly due to new marketing efforts carried out in our Electric business, to take advantage of the momentum in the Smart Grid space; and to lower than expected bookings in our Transportation segment in North America, where significant sales efforts are carried out to improve the slowdown experienced in 2009.
Research and Development

Three Months		Three Months Ended
Ended March 31,	Percentage of	March 31,	Percentage of	Percent Change
2010	Revenues	2009	Revenues	2009-2010
(Euros in thousands, except percentages)
€ 2,834	1.8%	€ 4,829	2.6%	(41.3)%

     Our research and development expenses decreased as a percentage of revenues in the three-month period ended March 31, 2010 over the corresponding period in 2009 mainly due to the fact that certain of our smart grid R&D efforts are carried out through Telvent DMS, an equity method investment, where a large investment is being made on our Distribution Management System solution; and to the fact that we have capitalized certain of our software development efforts as a result of a change in business strategy, moving partially from a “customized” software solution per customer, to a “productized” software development that is expected to provide future economic benefits through many future projects. We expect to continue to optimize our research and development expenses as we increase our focus on high growth, high margin “products” and technology, in line with our strategy to expand solutions to include Information Services, including Software as a Service (SaaS), leveraging our deep market knowledge and distinctive technology.
Depreciation and Amortization

Three Months		Three Months Ended
Ended March 31,	Percentage of	March 31,	Percentage of	Percent Change
2010	Revenues	2009	Revenues	2009-2010
(Euros in thousands, except percentages)
€ 7,954	5.0%	€ 6,879	3.8%	15.6%
     Our depreciation and amortization expense increased from the three-month period ended March 31, 2009 to the three-month period ended March 31, 2010 mainly due to the amortization of intangible assets identified in the purchase price allocation of Telvent DTN, which was finalized in the fourth quarter of 2009. The amortization expense related to intangibles arising from the purchase price allocation of our acquired businesses, such as customer relationships, customer backlog, purchased software technology and trade names amounted to €  3.9 million for the three-month period ended March 31, 2010 and €  3.3 million in the corresponding period of the prior year.
Financial Income (Expense), Net

	Three Months
	Ended		Three Months Ended
	March 31,	Percentage of	March 31,	Percentage of	Percent Change
	2010	Revenues	2009	Revenues	2009-2010
	(Euros in thousands, except percentages)
Interest Expense	€(7,367)	(4.7)%	€(7,236)	(4.0)%	1.8%
Financial Institutions	(4,283)		(5,320)
Related Parties	(2,534)		(836)
Factoring expense	(172)		(725)
Confirming expenses	(378)		(355)

Interest Income	72	—%	25	—%	188.0%

Other financial income (expense), net	(2,326)	(1.5)%	(5,687)	3.1%	(59.1)%

     Interest expense with financial institutions decreased in the three-month period ended March 31, 2010 when compared to the same period of the previous year mainly due to lower variable interest rates. Interest expense with related parties increased due to a higher average amount withdrawn under our bilateral credit agreements with Abengoa. Interest from confirming and factoring decreased as a result of a lower activity.
     Other financial expenses decreased in the three-month period ended March 31, 2010 when compared to the same period of the previous year due to reductions in net foreign exchange losses, resulting from better effectiveness of our hedging policies. Other financial expenses also include financial guarantees expenses and other miscellaneous financial expenses.
Segment Analysis
     We have five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture, and Global Services. Our segments are grouped with reference to the types of services provided and the types of clients that use those services. We assess each segment’s performance based on net revenues and gross profit.
•	Energy. Our Energy segment focuses on real-time IT solutions to better manage and maximize the efficiency of energy delivery. It offers measurement, control and advanced application systems and services that help manage critical infrastructures and data through highly available and secure solutions in two primary areas: electricity and oil & gas.

•	Transportation. Our Transportation segment provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which, through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment. Our Environment segment focuses on the observation and forecasting of the weather, the climate, air quality and hydrology and its impact on the different economic sectors, together with the provision of technology oriented to improve the use and management of water resources by water utilities.

•	Agriculture. Our Agriculture segment provides information services, including critical business information and trading services, that support the agriculture supply chain, including producers, originators, traders, and food processors in the United States and Canada.

•	Global Services. Our Global Services segment offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies. It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of our customers’ current and future technology needs.

Three Months Ended March 31, 2010
(Euros in thousands, except percentages)
	Energy	Transportation	Environment	Agriculture	Global Services	Total

Revenues	€ 53,208	€ 38,473	€ 12,197	€ 19,814	€ 34,039	€ 157,731
Gross profit	€ 21,392	€ 13,245	€ 5,066	€ 14,387	€ 8,681	€ 62,771
Gross margin	40.2%	34.4%	41.5%	72.6%	25.5%	39.8%

Three Months Ended March 31, 2009
(Euros in thousands, except percentages)
	Energy	Transportation	Environment	Agriculture	Global Services	Total

Revenues	€ 51,569	€ 51,252	€ 15,028	€ 20,997	€ 43,675	€ 182,521
Gross profit	€ 18,584	€ 15,575	€ 5,551	€ 16,354	€ 12,806	€ 68,870
Gross margin	36.0%	30.4%	36.9%	77.9%	29.3%	37.7%
Energy

	Three Months Ended March 31
	2010	2009
	(Euros in thousands, except percentages)
Revenues	€ 53,208	€ 51,569
Gross profit	€ 21,392	€ 18,584
Gross margin	40.2%	36.0%
Revenue growth rate over prior period	3.2%	26.6%
     Our Energy segment revenues increased from € 51.6 million to € 53.2 million, or 3.2%, in the three-month period ended March 31, 2010, when compared to the same period in 2009, due primarily to organic growth in the Electric sub-segment. This organic growth has come from our Electric business in the Americas and the Nordic European countries, where several important previously forecasted opportunities materialized. Additionally we have seen our Smart Grid initiatives begin to produce revenue in North America and we believe they are becoming one of the main drivers of current and future organic growth. Our revenues have been negatively impacted by the depreciation of the U.S. dollar against the Euro, our reporting currency, during the first quarter of 2010 compared to the same period of 2009.
     Gross margins in our Energy segment also increased from 36.0% in the first quarter of 2009 to 40.2% in the same period of 2010. This improvement is primarily due to the incorporation of higher value-added services to our solution offerings, with higher margins, and also due to our revenue mix in the first quarter, with higher contribution of recurrent maintenance contracts with higher margins.
     Total backlog, as of March 31, 2010 in our Energy segment amounted to € 338.5 million, which include € 21.2 million in soft backlog.
Oil & Gas

     Revenues in the Oil & Gas sub-segment in the three-month period ended March 31, 2010 were € 29.1 million compared to € 30.5 million in the same period of 2009. This slight revenue decrease was primarily due to the depreciation of the U.S. Dollar against the Euro, as described above and also due to a lower contribution from our operations with Pemex in Mexico. However, our gross margin increased from 40.0% in the first quarter of 2009 to 42.1% in the same period of 2010 due to higher contributions from our North American operations where we experienced higher margins than in other geographies and also from the implementation of significant operational process improvements improving our efficiency in our Oil & Gas Competency Center.
     North America continues to be the largest revenue contributor in our Oil & Gas sub-segment, accounting for approximately 66% of our total Oil & Gas revenues worldwide. In the first quarter of 2010, revenues in this region amounted to € 19.3 million, while revenues in the same period of 2009 were € 18.7 million. This 3.1% increase in revenues was due to the contribution of existing projects in our backlog and several other significant new bookings signed during the first quarter of 2010. We had a strong quarter in bookings in North America, where we have signed contracts with customers including South Carolina, NorthWest Energy, InterProvincial Fund and Centerpoint Energy, among others. In addition, we believe an increased strategic focus on Advanced Applications, Managed Services and Simulation business in this sub-segment is generating new growth opportunities.
     In our Latin America Oil & Gas sub-segment business, revenues decreased from € 8.7 million in the first quarter of 2009, to € 7.0 million in the same period of 2010. The decrease in revenues was mainly due to a lower contribution in the first quarter of 2010 from our business activities with Pemex in Mexico. However, our revenues during the first quarter of 2010 in the other Latin American countries were in line with those achieved in the same period of 2009.
     In our Asia-Pacific region, revenues in the first quarter of 2010 were € 2.3 million, roughly in line with those in the same period of 2009. We are currently optimistic about several new contract awards in China that we expect to produce growth in this region during the rest of 2010.
Electricity
     Our revenues for our Electricity sub-segment utility business for the period increased by 14.9% from € 21.0 million to € 24.1 million in the first quarter of 2010, mainly due to solid organic growth in Europe, North America and Latin America.
     In Europe, we experienced a revenue increase of 20.3% from € 6.9 million in first quarter of 2009 to € 8.3 million in the first quarter of 2010. This double digit growth was mainly due to the contribution of our Smart Grid projects with Fortum in Finland and Vattenfall in Sweden, and also related to our strong power generation market in Spain driven by the renewable energy activities with Abengoa.
     In North America, our Electricity sub-segment utility business revenues increased by 2.3% when comparing the € 7.3 million in revenues for the three-month period ended March 31, 2009 to the € 7.5 million in revenues for the same period in 2010. This revenue growth was negatively impacted by the U.S. Dollar’s depreciation against the Euro, as described above. We believe North American market for Smart Grid solutions has continued to show positive signs of growth. Many smart grid projects associated with the federal stimulus were finally signed with the Department of Energy in late March 2010, should create a stronger flow of opportunities in the second half of 2010, as the stagnation of these awards actually slowed down the electric utility market as utilities were waiting for the final enactment of the law.
     We believe the opportunities we have now related to Distribution Management System (DMS), Outage Management System (OMS), and Geographical Information System (GIS) projects associated with Smart Grid initiatives are very significant. Additionally, we believe that several projects already at the Request for Proposal (RFP) stage should be awarded in the next six months. Finally, our core ArcFM Solution has continued to grow and add (on average) one new utility per week. This is a direct reflection of the need for Enterprise GIS to support Smart Grid initiatives.
     In Latin America, our Electric sub-segment revenues in the first quarter of 2010 increased by 29.9%, from € 5.9 million in the first quarter of 2009 to € 7.7 million in the same period of 2010. The increase in revenues was mainly due to our good business performance in Brazil, where we believe we have positive future prospects.
     In our Asia-Pacific, Middle East & Africa regions, our Electric sub-segment revenues in the three months ended March 31, 2010 were in line with those recorded in the same period of the previous year. We expect that Smart Grid projects will start to increase in China (where we are looking for an extension of an important DMS pilot), and in India (where we have been awarded the first few of a series of projects) and finally in Australia (where new opportunities have been identified).
Transportation

	Three Months Ended March 31,
	2010	2009
	(Euros in thousands, except percentages)
Revenues	€38,473	€51,252
Gross profit	€13,245	€15,575
Gross margin	34.4%	30.4%
Revenue growth rate over prior period	(24.9)%	8.5%
     Our Transportation segment’s revenues for the three-month period ended March 31, 2010 decreased by 24.9% as compared to the three-month period ended March 31, 2009. This significant decrease in revenues was mostly due to the prospective application of SFAS 167 in our financial statements of the period ended March 31, 2010 (see note 5 of our unaudited condensed consolidated financial statements). As a result of this change, since January 1, 2010 we do not consolidate most of our joint ventures in the Transportation segment that were consolidated until that date, which caused a significant decrease in our revenues. If SFAS 167 had been applied in the first quarter of 2009, revenues would have decreased by 16.0%, from € 46.0 million in the period ended March 31, 2009 to € 38.5 million in the same period of 2010. Additionally, the decline in revenues also resulted from the reduction of the year-over-year revenue contribution from our Automatic Traffic Violation Administering and Monitoring (ATVM) project in Saudi Arabia, which is currently on hold as a result of a contract dispute with the customer, as well as from delays experienced in international new contract awards.
     Gross margins increased from 30.4% in the first quarter of 2009 to 34.4% in the same period of 2010, mainly as a result of the contribution of our smart mobility strategy, with additional information services, which have higher margins.
     In Europe, where the majority of our projects in this segment are being performed in Spain and where we also carry out most of our joint ventures in this segment, revenues for the three-month period ended March 31, 2010 decreased by 13.0%, as compared to the three-month period ended March 31, 2009. If SFAS 167 had also been applied in the first quarter of 2009, revenues in Europe for the first quarter of 2010 would have increased by 15.2%, from € 16.8 million in the first quarter of 2009 to € 19.4 million in the same period of 2010. This increase is primarily the result of the awarding of new significant contracts in Spain, where our transportation business remains resilient. Among those contracts, we can highlight the maintenance service of Seville’s signaling equipment, the maintenance services of Vitoria-Gasteiz mobility management system for the next four years, the operation and maintenance services for Oviedo’s traffic management center and red light and surveillance (CCTV) network and the Despeñaperros tunnel management system, among others.
     In North America, our revenues in this segment were € 9.4 million during the three-month period ended March 31, 2010, compared to the € 11.6 million in revenues for the same period in 2009. This quarter-over-quarter decrease in revenues was primarily due to the reduced number of new contracts awarded during the last quarter of 2009, as a result of delays in the bidding processes. We believe that these delays were caused mainly by the Department of Transportation inability to process both 2009, federal stimulus program (primarily maintenance contracts) and the annual transportation program within nine months following the stimulus announcement. The time constraints within the stimulus program pushed many technology contract awards into 2010. These delayed contracts are being awarded now and we believe that agencies will try to accelerate these programs in 2010 to remain on their original completion schedule. Therefore, we expect our business in this region to increase during the second half of 2010 as new contracts should be awarded.
     In Latin America, our revenues for the first quarter of 2010 totaled € 7.0 million, compared to € 9.5 in the three-month period ended March 31, 2009. This revenue decline was mainly as a result of the difficult financial situation in Venezuela, which is having a direct impact in the public infrastructure investments, and also due to the budgetary constraints of our customers that have delayed investments and contract awards in the area. Nevertheless, we have been able to sign several significant contracts in Brazil during the first three months of 2010 that should help to grow our business in this region during the next quarters.
     In the Middle-East and Africa regions, our revenues were € 1.9 million in the three-month period ended March 31, 2010, compared to € 5.5 million for the same period in 2009. This decrease was a result of problems encountered in our ATVM project in Saudi Arabia, where we have become involved in a commercial dispute with the customer regarding the violations enforcement part of the project. Such dispute could result in arbitration if the dispute resolution procedures are not successful, although we are still under negotiations with the customer. Apart from that, we continue executing several projects in Northern Africa and we believe we have good expectations for new projects awards in the Arabian Gulf area.
     In the Asia-Pacific region, our revenues decreased slightly for the three-month period ended March 31, 2009 as a result of delays in projects in China and in India, although we expect new projects awards during the remainder of 2010.
     Backlog in our Transportation segment in the first quarter 2010 amounted to € 324.2 million, which includes € 43.4 million in soft backlog.
Environment

	Three-Months Ended March 31
	2010	2009
	(Euros in thousands, except percentages)
Revenues	€ 12,197	€ 15,028
Gross profit	€ 5,066	€ 5,551
Gross margin	41.5%	36.9%
Revenue growth rate over prior period	(18.8)%	77.9%
     Revenues in our Environment segment for the three-month period ended March 31, 2010 decreased from € 15.0 million to € 12.2 million. This decrease was mostly due to the prospective application of SFAS 167 in the financial statements of the period ended March 31, 2010 (see note 5 to our unaudited condensed consolidated financial statements). As a result of this change, since January 1, 2010 we do not consolidate most of our joint ventures in the Environment segment that were consolidated until that date, which caused a significant decrease in our revenues. If SFAS 167 had been applied in the first quarter of 2009, revenues in the period ended March 31, 2010 would have decreased by 14.2%, from € 14.2 million in the first quarter of 2009 to € 12.2 million in the same period of 2010. This € 2.0 million decrease in revenues is mostly due to the economic slowdown experienced in Europe, and more intensely in Spain, where governmental agencies have been reducing their investment budgets during the last months of 2009. Nevertheless, gross margin for our Environment segment in 2010 was 41.5%, compared to 36.9% in gross margin for the same period in 2009.
     In Europe, which represented approximately 32% of our Environment segment, most of our revenues were generated in Spain. However, this percentage is gradually decreasing as we continue to grow in other geographic regions. Revenues in Europe amounted to € 3.9 million during the three-month period ended March 31, 2010, compared to € 6.2 million in the same period in 2009. If SFAS 167 had also been applied in the first quarter of 2009, revenues in Europe for the first quarter of 2010 would have decreased from € 5.4 million in the first quarter of 2009 to € 3.9 million in the same period of 2010. As previously mentioned, the economic slowdown experienced in Europe impacted our revenues in this region, however, we have seen recurring maintenance and operation contracts consistently renewed, so we expect that our business in this region to remain stable despite the ongoing economic slowdown in Europe.
     Revenues in North America, which represented approximately 47% of our total revenues in this segment during the three-month period ended March 31, 2010, amounted to € 5.7 million, compared to revenues of € 6.6 million in the same period of 2009. Approximately 88% of our business in this region came from recurring commercial-grade weather information services, which experienced a flat growth period-over-period while decline was actually experienced in our Water management systems business activities; backlog in our Water systems increased, so we expect this business to improve in the coming quarters.
     In the Middle-East and Africa regions, our revenues for three-month period ended March 31, 2010 amounted to € 2.2 million, a 20.5% increase compared to € 1.8 million in the same period of 2009. The increase was due to the contribution of the large multi-year Water Distribution project in progress in Libya for the Great Man-Made River Authority, which is expected to continue generating significant revenues in the next quarters. Additionally, we expect our recurring Water SCADA and consulting business in Jordan and Qatar, as well as our Weather systems business in Kuwait, to continue generating a stable revenue stream in this region, which today represents an 18% of our total Environment segment’s revenues.
     Backlog in our Environment segment as of March 31, 2010 amounted to € 65.4 million, which includes € 10.1 million in soft backlog.
Agriculture

	Three-Months Ended March 31,
	2010	2009
	(Euros in thousands, except percentages)
Revenues	€ 19,814	€ 20,997
Gross profit	€ 14,387	€ 16,354
Gross margin	72.6%	77.9%
Revenue growth rate over prior period	(5.63)%	100%
     Almost 100% of the revenues in our Agriculture segment was generated in North America and principally arose from the sale of critical agricultural business information and real-time market data solutions to top farm producers and agribusiness, along with small advertising revenue from our media segment, including The Progressive Farmer magazine.
     Our Agriculture segment contributed revenues of € 19.8 million for the first quarter of 2010, with a gross margin of 72.6%, compared to € 21.0 million and 77.9% in the first quarter of 2009. The main reason for this decrease was the depreciation of the U.S. Dollar during the first quarter of 2010 compared to the same period in 2009, which were negatively impacted (for reporting purposes) when converted into Euros, our reporting currency. Without the foreign exchange impact, our Agriculture revenues increased by 0.3% during the first three months of 2010. This segment, which was over 90% subscription based, had revenue subscription retention rates above 88% for the quarter, resulting in lower costs of sale, and as a result, had higher gross margins, than the rest of our segments.
     Results from our Agriculture segment during the first three-month period of 2010 were mixed. We experienced slowness in new sales to both producers and agribusiness generally due to the weak agriculture economy. Advertising sales for the media group were generally on target with strong success in agribusiness digital advertising but were offset by some continued softness in national print advertising. We continue to have an excellent relationship with our existing customer base with very strong overall customer retention as well as good results during the first quarter in selling additional services to existing customers.
     We have over 561,000 subscribers to our business information in our Agriculture segment, including 37,000 of the largest farm producers who are paying for premium content, 14,700 originators and local/regional agribusiness users, including the top elevators, ethanol plants and feedlots, and over 3,900 agribusiness users using our risk management platform. Our largest customers include Bunge, FC Stone, John Deere, Con Agra and Cargill along with the majority of the top corn and soybean producers in the United States. During the first quarter of 2010, transactions involving more than 13 million bushels of grain were transacted through our grains trading portal between our 1,020 agribusiness portal locations and our 22,660 registered portal producers.
     Total Backlog in our Agriculture segment was € 65.6 million as of March 31, 2010, including € 26.0 million in soft backlog.
Global Services

	Three Months Ended March 31,
	2010	2009
	(Euros in thousands, except percentages)
Revenues	€ 34,039	€ 43,675
Gross profit	€ 8,681	€ 12,806
Gross margin	25.5%	29.3%
Revenue growth rate over prior period	(22.1)%	3.4%
     Our Global Services revenues for the first quarter of 2010 amounted to € 34.0 million, compared to € 43.7 million in the same period of 2009. This decrease quarter-over-quarter was due to the sale of the Abengoa internal IT outsourcing business, which was sold to Abengoa effective January 1, 2010, and also due to the prospective application of SFAS 167 in the financial statements of the period ended March 31, 2010 (see note 5 to our unaudited condensed consolidated financial statements). As a result of this change, since January 1, 2010 we do not consolidate most of our joint ventures in the Global Services segment that were consolidated until that date, which has contributed to the decrease in our revenues. If SFAS 167 had been applied in the first quarter of 2009 and without considering the contribution of the Abengoa internal IT outsourcing business that we sold, revenues in the first quarter of 2010 organically increased by 2.9%, from € 33.1 million in the first quarter of 2009 to € 34.0 million in the same period of 2010.
     Global Services revenues were impacted by a maintained slow-down in the business activity coming from the public administrations in Spain; nevertheless, our organic business performance in Spain during the first quarter of 2010 was in line with the same period of 2009 and the 2.9% organic revenue increase quarter-over-quarter was generated mostly due to the geographical expansion to Brazil.
     Gross margin in our Global Services segment decreased from 29.3% in the first quarter of 2009 to 25.5% in the same period of 2010, mainly due to the pricing pressures that we are experiencing in the Spanish market.
     Our Global Services segment is composed of three different divisions: Consulting (Business Consulting and Technology Consulting); Technology (Implementation and Development); and Outsourcing and IT Infrastructure Management (that includes both the services delivered from our software factory network and from our Data Center network). During the first quarter 2010, the segment’s business activities were distributed as follows: Outsourcing & IT Infrastructure Management represented approximately 39%, Implementation & Development represented approximately 49% and Consulting represented approximately 12%.
     Most revenues in this segment are recurrent and are generated in a variety of different business sectors. During the first three months of 2009, our business activity was distributed as follows: finance and insurance represented approximately 26%; energy, utilities and industry represented approximately 22%; public administration represented approximately 8%; healthcare represented approximately 9%; while the rest was distributed among the transport, agriculture, environment, retail and consumers and telecommunications, media and technology (TMT) sectors.
     Total backlog in our Global Services segment as of March 31, 2010 amounted to € 162.3 million, which includes € 70.5 million in soft backlog.
Geographical Revenues
     The following table identifies our revenues by region during the three-month periods ended March 31, 2010 and March 31, 2009.
Period-to-period changes in the geographical distribution of our revenues may be influenced by the contracts we perform in any particular period, and the changes may not reflect the long-term direction of our business.

			Percentage
	Three Months Ended March 31,		Change
	2010	2009	2009-2010
	(Euros in thousands, except percentages)
Europe	€ 63,730	€ 79,404	(19.7)%
Latin America	24,062	24,670	(2.5)%
North America	61,704	64,909	(4.9)%
Asia-Pacific	3,622	5,302	(31.7)%
Middle-East and Africa	4,613	8,236	(44.0)%

Total	€ 157,731	€ 182,521	(13.6)%

Seasonality
     We do not believe there is inherent seasonality in our revenues as reported under U.S. GAAP. We historically experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the fourth quarter due to the budgetary cycles of some of our customers.
Changes in Financial Condition
Operating Activities

	Three-Months	Three-Months
	Ended	Ended
	March 31,	March 31,
	2010	2009
	(Euros in thousands)
Net cash provided by (used in) operating activities	€(57,108)	€(62,875)
     For the three-month period ended March 31, 2010, net cash used by our operating activities was € 57.1 million, compared with € 62.9 million for the three-month period ended March 31, 2009. We had € 10.5 million of non-cash adjustments to net income for the three-month period ended March 31, 2010, including depreciation and amortization charges of € 8.0 million, compared with € 14.7 million of non-cash adjustments to net income, including € 7.4 million of depreciation and amortization charges, for the three-month period ended March 31, 2009. We also included a non-cash adjustment of € 1.3 million related to net foreign currency exchange losses, compared with € 5.1 million of foreign currency exchange losses for the three-month period ended March 31, 2009. Additionally, we added back € 0.8 million and € 0.5 million to net income in the three-month periods ended March 31, 2010 and 2009, respectively, as a result of the stock and extraordinary variable compensation plans, adjusted € 2.4 million and €  (3.8) million in the three-month periods ended March 31, 2010 and 2009, respectively, for deferred income taxes, adjusted €  (0.1) million in the three-month period ended March 31, 2010 and € 0.3 million in the three-month period ended March 31, 2009 related to our allowance for doubtful accounts and adjusted € 3.3 million and € 4.4 million for interest accrued and not paid under our credit facilities in the three-month period ended March 31, 2010 and 2009, respectively. In addition, we adjusted €  (2.2) million in the three-month period ended March 31, 2010 related to income from investments under the equity method.
     Working capital and temporary joint ventures used € 73.3 million of our operating cash for the three-month period ended March 31, 2010. We had a decrease in our operating cash due to the deconsolidation of joint ventures as a result of the adoption of SFAS 167 of € 5.8 million. Changes in operating assets and liabilities contributed to a decrease in operating cash flow primarily due to the increase in unbilled revenues of € 33.8 million, a € 10.2 million increase in related parties trade receivable, a € 8.6 million increase in other tax receivables, a € 47.9 million increase in our accounts and other long term receivables, a € 2.3 million decrease in income and other tax payable and the incorporation of temporary consortium’s working capital of € 1.0 million. These changes were partially offset by the increase in our billing in excess of cost and estimated earnings on uncompleted contracts of € 3.9 million, in our accounts payable of € 3.0 million, in accrued and other liabilities of € 2.8 million and in related parties payable of € 23.0 million, the decrease in our inventory of € 3.3 million, and a € 0.2 million decrease in other assets.
     Working capital and temporary joint ventures used € 83.2 million of our operating cash in the three-month period ended March 31, 2009, compared with € 48.8 million in the three-month period ended March 31, 2008. This is due to changes in operating assets and liabilities during the three-month period ended March 31, 2009, such as the increases in our accounts and other long term receivable of € 23.1 million, in our inventory of € 4.1 million, in our unbilled revenues of € 49.1 million, in our related parties receivable of € 29.7 million and in our other assets of € 1.6 million. In addition, cash was used as a result of a decrease in our accounts payable of € 24.0 million, in our income and other taxes payable of € 9.2 million and in our due to temporary joint ventures of € 0.3 million. These changes were offset by an increase in our billings in excess of costs and estimated earnings of € 2.6 million, in our accrued and other liabilities of € 8.1 million and, in our related parties payable of € 46.3 million and by a decrease in our other taxes receivable of € 0.9 million.
Investing Activities

	Three-Months	Three-Months
	Ended	Ended
	March 31,	March 31,
	2010	2009
	(Euros in thousands)
Net cash provided (used) in Investing activities	€(52,216)	€21,673
     Investing activities used cash in the three-month period ended March 31, 2010 while these activities provided cash in the three-month period ended March 31, 2009. We used € 0.4 million as part of our scheduled payments in connection with the acquisition of NLDC on February 2, 2009 and € 2.4 million to make deferred earn-out payments and post-closing adjustments under the stock purchase agreement of DTN. We also used € 0.7 million related to the joint venture agreement signed with the DMS Group, € 2.2 million for the purchase of property, plant and equipment, € 4.2 million for investments in intangible assets (which includes € 1.0 million of investment in software to be marketed or sold as part of our bundled service solutions, and € 1.9 million of investment in software developed for internal use), and we lent € 46.4 million under our credit agreement with Abengoa. These effects were partially offset by the disposal of assets of Telvent Outsourcing for € 3.6 million.
     During the three-month period ended March 31, 2009, we borrowed € 8.5 million under our credit arrangement with Abengoa and we also received € 18.2 million due to the deposits that were restricted for use as of December 31, 2008. We used cash of € 1.8 million and € 1.5 million for the purchase of property, plant and equipment and investment in intangible assets, respectively. Finally, we used cash of € 1.3 million for the working capital adjustment payment related to the acquisition of DTN, and € 0.3 million related to the agreement signed with the DMS Group.

Financing Activities

	Three-Months	Three-Months
	Ended	Ended
	March 31,	March 31,
	2010	2009
	(Euros in thousands)
Net cash provided by (used in) financing activities	€94,406	€23,286
     Net cash provided by financing activities totaled € 94.4 million in the three-month period ended March 31, 2010. During the first quarter of 2010 we had proceeds of € 12.2 million from short-term debt, which included € 6.6 million borrowed under our agreement with Deustche Bank in connection with financing general treasury needs in North America and Mexico and € 5.5 million from the increase in credit facilities of our subsidiary Matchmind. We repaid € 4.3 million of long-term debt consisting, mainly, of a repayment of € 3.7 million on DTN first lien credit agreement. In addition, we repaid € 34.2 million of short-term debt, consisting, mainly, of € 32.1 million from advance payments of intercompany balances and € 1.7 million repaid on our leasing obligations (which includes a repayment of € 1.2 million under our agreement for the sale and leaseback of certain equipment signed in October 2007). Finally, we borrowed € 120.0 million from our reciprocal credit agreement with Abengoa for working capital financing purposes.
     During the first quarter of 2009, we repaid € 11.4 million of long-term debt, mainly in connection with repayment of € 10.4 million, € 0.8 million and € 0.2 million of the current portion of long-term debt on the credit facilities with Goldman Sachs, Caja Madrid and Liscat, respectively. We also repaid € 6.2 million of short-term debt, mainly related to advance payments of € 2.9 million from financial institutions on inter-company receivables; € 1.0 million in amounts outstanding under corporate credit cards; repayments of € 1.2 million related to the sale and lease back transaction with ING Lease (España) E.F.C., S.A.; and repayment of ordinary capital leases of € 1.1 million. We also repaid government loans of € 0.4 million. Short-term debt increased by € 3.6 million mainly for the increase in credit facilities with Banco Cooperativo, Caixa Nova and Natixis. Additionally, we received proceeds of € 37.5 million under our bilateral credit agreement with Abengoa and € 0.2 million from government loans.
  Credit Arrangements and Loan Facilities
     Details of our credit agreements and loan facilities are set forth in our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on March 18, 2010.
     Our net credit line payable under our credit arrangement with Abengoa as of March 31, 2010 was € 168.4 million, with no amount remaining available as of this date. Borrowings under this agreement bear interest at a 8.35% annual interest rate. We will incur no costs nor receive any payments under this arrangement unless we actually use or loan any of the available funds.
     On March 23, 2010, we entered into a syndicated facilities agreement with ING Bank N.V. London Branch (as agent); ING Belgium, S.A., Sucursal en España; Caja de Ahorros y Monte de

Piedad de Madrid; Caja de Ahorros y Pensiones de Barcelona; Barclays Bank, S.A.; and The Royal Bank of Scotland N.V., Sucursal en España (collectively, as lenders), for an aggregate principal amount of € 170.0 million.
The facilities are structured in two tranches, a term loan facility up to € 100.0 million and a revolving facility up to € 70.0 million. The purpose of the term loan facility is to finance general corporate needs of the Company; to refinance the following existing credit agreements: (1) unsecured loan agreement with Caja de Ahorros y Monte de Piedad de Madrid, Caja de Ahorros y Pensiones de Barcelona (“La Caixa”) and ING Belgium S.A., Sucursal en España, and (2) bilateral agreement with La Caixa; and and also to payoff the following debt instruments: (1) sale and leaseback agreement entered into between Telvent Housing and ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal en España and Bancantabria Inversiones, S.A., E.F.C., and (2) credit agreement between Telvent Traffic North America Inc. and Bank of America, N.A. The purpose of the revolving facility is to finance working capital needs of the Company.
     The term loan facility is required to be repaid no later than March 23, 2014, with principal amounts due as follows: € 10.0 million on March 23, 2011; € 20.0 million on March 23, 2012; € 30.0 million on March 23, 2013; and € 40.0 million on March 23, 2014.
     The term loan facility’s interest rate will be calculated on the basis of EURIBOR (3 or 6 months) plus an initial spread of 3.00%. The revolving facility’s interest rate will be calculated on the basis of EURIBOR (1, 3 or 6 months) plus an initial spread of 3.00%. However, after March 23, 2011, based on the Company’s prior financial statements, the spread in connection with both facilities will vary depending on the leverage ratio (Net Financial Debt/EBITDA) and can range between a minimum of 2.00% and a maximum of 3.00%.
     As of March 31, 2010, € 14.8 million was outstanding under the long-term leasing obligation entered into with ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal en España and Bancantabria Inversiones, S.A., E.F.C. for the sale and leaseback of certain equipment previously owned by Telvent Housing. This debt instrument has been refinanced with the new syndicated facility agreement signed on March 23, 2010 described above.
     As of March 31, 2010, € 18.7 million was outstanding under the Credit Agreement signed with Bank of America, N.A. (sucessor to LaSalle Bank National Association). This debt instrument was refinanced with the new syndicated facility agreement described above.
     As of March 31, 2010, the balance outstanding under the syndicated unsecured loan agreement signed with Caja de Ahorros y Monte de Piedad de Madrid, ING Belgium S.A., Sucursal en España and Caja de Ahorros y Pensiones de Barcelona (La Caixa) was € 56.6 million. This debt instrument was refinanced with the new syndicated facility agreement described above.
     As of March 31, 2010, the balance outstanding under the bilateral agreement signed with Caja de Ahorros y Pensiones de Barcelona (La Caixa) was € 5.0 million. This debt instrument has been refinanced with the new syndicated facility agreement signed on March 23, 2010 described above.

     On April 6, 2010, we entered into a purchase agreement with Barclays Capital Inc. and RBS Securities Inc., as representatives of the initial purchasers, in connection with the offering and sale of US $200 million aggregate principal amount of 5.50% senior subordinated convertible notes (the “Notes”) due 2015 (of which U.S. $25.0 million was issued upon exercise of the initial purchasers’ overallotment option).
     On April 19, 2010, the sale of the Notes was settled and the Notes were issued pursuant to an indenture, dated April 19, 2010, among the Company, as issuer, BNY Corporate Trustee Services Limited, as trustee, and The Bank of New York Mellon, as note registrar, paying agent and conversion agent.
     The Notes will mature on April 15, 2015 and will be paid semi-annually in arrears at a rate of 5.50% per year on April 15 and October 15 of each year, beginning on October 15, 2010. Under certain circumstances the Notes will be convertible into cash, Telvent’s ordinary shares or a combination of cash and Telvent’s ordinary shares, at Telvent’s election. The Notes will be convertible at an initial conversion rate of 29.2590 ordinary shares per U.S. $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately U.S. $34.18 per ordinary share and represents a 22.5% conversion premium over the closing price of Telvent’s ordinary shares of U.S. $27.90 per share on April 6, 2010 on the NASDAQ Global Select Market.
     The net proceeds from the sale of the Notes were approximately U.S. $193,000. The Company used the majority of the net proceeds from the offering of the Notes to repay all amounts outstanding under the Telvent DTN credit agreement, and expects to use the remainder of the net proceeds for general corporate purposes.
     As of March 31, 2010, the amount outstanding under the Amended and Restated First Lien Credit and Guaranty Agreement between DTN and Goldman Sachs Credit Partners, LP was € 121.9 million. This debt instrument was refinanced with the subordinated convertible notes described above.
     On December 29, 2009, our subsidiary, Telvent USA, entered into an agreement with Deutsche Bank, S.A. (“Deutsche Bank”) pursuant to which Deutsche Bank made available a credit facility with a maximum borrowing limit of U.S. $18 million to finance general treasury needs. The credit facility matures on June 29, 2010. Drawdowns under the credit agreement bear interest on the outstanding principal amount at a rate per annum equal to LIBOR plus a margin of 1.90%. On April 1, 2010 the loan agreement was amended to extend the termination date to June 29, 2010. Under the amended loan, Deustche Bank made available a revolving credit facility with a maximum borrowing limit of U.S. $17.5 million to finance general treasury needs. As of March 31, 2010, U.S. $17.9 million (€ 13.3 million) was outstanding under this agreement.
     On March 31, 2008, our subsidiary, Telvent Canada, entered into a credit agreement (the “New Credit Agreement”) with The Royal Bank of Scotland, N.V. (formerly ABN AMRO Bank N.V.) (the “Bank”) to replace the previous one dated May 2, 2003. The original amount available to Telvent Canada under the New Credit Agreement was up to approximately U.S. $21.0 million for three separate credit facilities. The amount outstanding under this agreement was € 2.2 million as of March 31, 2010. This credit agreement is considered a “demand facility” agreement, which means that there is no maturity date and that any borrowings made are repayable on demand, the Bank reserves the right to terminate the New Credit Agreement at any time and for any reason.
     As of March 31, 2010, € 8.0 million was outstanding under various types of financing agreements between our subsidiary, Matchmind, and several banks.
     As of March 31, 2010, € 0.7 million was outstanding under the financings obtained by our subsidiary, Telvent Housing, for the equipment and fixtures installed in our two Madrid facilities and our Barcelona facility.
     As of March 31, 2010, € 10.0 million was outstanding under the financing obtained by us, with Monte de Piedad y Caja de Ahorros de Ronda, Cadiz, Almeria, Malaga y Antequera (Unicaja) in connection with the El Toyo Digital City Project.
     On April 11, 2009, our subsidiaries, Telvent China and Telvent Blueshield, renewed their revolving credit facility agreements with Citibank under which they may borrow up to U.S. $1.0 million (€ 0.7 million) and U.S. $0.7 million (€ 0.5 million), respectively. The revolving facilities mature on April 11, 2010 and bear interest at the prevailing base lending rates published by the People’s Bank of China. As of March 31, 2010, € 0.5 million was outstanding under these facilities.
     As of March 31, 2010, € 0.6 million was outstanding under the financing facility obtained by our subsidiary, Telvent China, with Bank of Communications.
     As of March 31, 2010, € 8.5 million was outstanding under the financing obtained by our subsidiary, Telvent Tráfico, with Natixis Sucursal en España.
     In the ordinary course of business, we arrange for surety bonds, letters of credit and performance guarantees. Our performance guarantees are generally in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We somewhat mitigate this risk by requiring our subcontractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of March 31, 2010, € 199.7 million of these obligations were outstanding.
Forward-Looking Statements
     Many statements in this Form 6-K contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:
•	our anticipated growth strategies in each of the sectors in which we operate;

•	the levels of growth we anticipate in our targeted geographies;

•	our future business development, results of operations and financial condition;

•	the success of our research and development activities;

•	our ability to grow based upon our relationship with our largest shareholder Abengoa;

•	Abengoa’s future activities with respect to us;

•	our ability to continue to control costs and maintain the quality of our services and solutions;

•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;

•	our ability to provide integrated IT solutions;

•	our ability to sell additional services and solutions to our existing customer base;

•	our expectations regarding information technology expenditures by our customers;

•	our ability to increase our margins through increased sales of higher value-added advanced applications;

•	our ability to identify, acquire and integrate complementary businesses;

•	the trend of our customers to outsource more of their mission-critical activities;

•	our expectations regarding the payment of dividends and our future effective tax rate;

•	our ability to retain senior management and other highly-skilled personnel;

•	our ability to increase revenues and operating margins by shifting our services and solutions mix;

•	the importance of our alliances, joint ventures and investments; and

•	the expectations regarding general economic conditions.
     We operate in an emerging and evolving environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
C. Quantitative and Qualitative Disclosures about Market Risk
     Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in interest rates and foreign exchange rates. The primary market risk to which we are exposed is exchange rate risk associated with contracts denominated in currencies other than the functional currency of the country in which a subsidiary operates. We are also exposed, to a lesser extent, to interest rate risk from our interest-bearing assets and liabilities. Exchange rate risk and interest rate risk are both for purposes other than trading. Note 8 to our unaudited condensed consolidated financial statements provides quantitative information about our foreign exchange and interest rate contracts by principal currency as of March 31, 2010 and December 31, 2009.
Exchange Rate Risk
     The majority of our assets, liabilities, sales and costs are denominated in Euros. Our subsidiaries enter into contracts in which revenues and costs are denominated in currencies other than their functional currency. At present, we generally hedge our currency risk on a project-specific basis only where our revenues and/or costs are denominated in currencies that differ from the functional currency of our contracting entity.
     We manage our foreign exchange exposures in accordance with our internal policies and guidelines. We manage our foreign currency exposure on an individual contract basis using foreign exchange contracts that generally have maturities of three months to twelve months and that mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.
     We apply hedge accounting based on ASC 815 issued on accounting for derivative instrument and hedging activities (pre-codification SFAS No. 133). As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (in “other comprehensive income”). The effective portion of the gain or loss on the hedging instrument recognized in equity is subsequently reclassified to profit or loss in the same period or periods in which the hedged item affects profit or loss. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs.
     The following tables illustrate the material foreign currency exchange risk-sensitive instruments held by us as of March 31, 2010 and December 31, 2009, their corresponding fair value and the contract terms necessary to determine the expected cash flows for each of the next five years and thereafter. For forward contracts, the contract terms provided consist of the contracts amounts and weighted average settlement price and have grouped the forward contracts by common characteristics (e.g., by the currency in which the instruments are denominated).

As of March 31, 2010	Expected Maturity Date
In thousands	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value (€)
USD/EUR (1)
Contract amount (USD)	13,155	13,772		—	—	—	26,926	(990)
Average contractual Exchange rate	1.27	1.29		—	—	—
EUR/USD (1)
Contract amount (EUR)	16,125	344	101	—	—	—	16,570	(747)
Average contractual Exchange rate	0.71	0.68	0.67		—	—
USD/MXN (1)
Contract amount (USD)	24,542	205	—	—	—	—	24,747	(763)
Average contractual Exchange rate	0.07	0.06	—	—	—	—
MXN/USD (1)
Contract amount (MXN)	110,686	—	—	—	—	—	110,686	34
Average contractual Exchange rate	14.09	—	—	—	—	—
CAD/USD (1)
Contract amount (CAD)	50,578	180	—	—	—	—	50,578	1,134
Average contractual Exchange rate	1.04	1.01	—	—	—	—
USD/CAD (1)
Contract amount (USD)	8,690	—	—	—	—	—	8,690	92
Average contractual Exchange rate	0.95	—	—	—	—	—
CAD/EUR (1)
Contract amount (CAD)	2,391	—	—	—	—	—	2,391	171
Average contractual Exchange rate	1.52	—	—	—	—	—
EUR/CAD (1)
Contract amount (EUR)	5,355	—	—	—	—	—	5,355	(214)
Average contractual Exchange rate	0.69	—	—	—	—	—
USD/SEK (1)
Contract amount (USD)	63	—	—	—	—	—	63	(2)
Average contractual Exchange rate	0.13	—	—	—	—	—
EUR/MXP (1)
Contract amount (EUR)	299	2,571	—	—	—	—	2,870	(315)
Average contractual Exchange rate	0.05	0.05	—	—	—	—
EUR/JOD (1)
Contract amount (EUR)	589	—	—	—	—	—	2,870	(315)
Average contractual Exchange rate	0.93	—	—	—	—	—
EUR/QAR (1)
Contract amount (EUR)	2,474	398	—	—	—	—	2,872	(128)
Average contractual Exchange rate	0.19	0.20	—	—	—	—
EUR/KWD (1)
Contract amount (EUR)	1,257	273					1,529	122
Average contractual Exchange rate	4.42	4.36

(1)	Telvent buys the first currency mentioned and sells the second currency.

As of December 31, 2009	Expected Maturity Date
In thousands	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value (€)
USD/EUR (1)
Contract amount (USD)	16,072	250	13,144	—	—	—	29,466	(2,446)
Average contractual Exchange rate	1.30	1.42	1.27	—	—	—
EUR/USD (1)
Contract amount (EUR)	16,954	523	101	101	—	—	17,679	(550)
Average contractual Exchange rate	0.71	0.68	0.67	0.67	—	—
USD/MXN (1)
Contract amount (USD)	21,109	762	—	—	—	—	21,871	(369)
Average contractual Exchange rate	0.07	0.06	—	—	—	—
MXN/USD (1)
Contract amount (MXN)	121,136	13,862	—	—	—	—	134,998	12
Average contractual Exchange rate	14.02	15.36	—	—	—	—
CAD/USD (1)
Contract amount (CAD)	46,990	180	—	—	—	—	47,170	708
Average contractual Exchange rate	1.07	1.01	—	—	—	—
USD/CAD (1)
Contract amount (USD)	9,478	—	—	—	—	—	9,478	(43)
Average contractual Exchange rate	0.91	—	—	—	—	—
AUD/KWD (1)
Contract amount (AUD)	1,354	283	—	—	—	—	1,637	102
Average contractual Exchange rate	4.35	4.42	—	—	—	—
EUR/BRL (1)
Contract amount (EUR)	227	—	—	—	—	—	227	(8)
Average contractual Exchange rate	0.37	—	—	—	—	—
USD/SEK (1)
Contract amount (USD)	76	—	—	—	—	—	76	3
Average contractual Exchange rate	0.15	—	—	—	—	—
EUR/JOD (1)
Contract amount (EUR)	589	—	—	—	—	—	589	117
Average contractual Exchange rate	0.93	—	—	—	—	—
EUR/QAR (1)
Contract amount (EUR)	2,688	398	—	—	—	—	3,086	37
Average contractual Exchange rate	0.19	0.20	—	—	—	—

(1)	Telvent buys the first currency mentioned and sells the second currency.
Interest Rate Risk
     We are also exposed to interest rate risk from our interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year, both EURIBOR and LIBOR, plus the applicable margins. We manage certain specific exposures from some of our long-term debt obligations using interest rate caps to limit the impact of interest rate increases and using interest rate swaps to limit the interest rate risk associated with our variable-rate long-term debt. These contracts mature between 2010 and 2024. Our exposure is limited to the premiums paid to purchase the caps. No premiums were paid during the three-month period ended March 31, 2010 .
     In addition, the following tables illustrate the interest rate risk-sensitive instruments held by us (all options, swaps and material debt obligations) as of March 31, 2010 and December 31, 2009, respectively, their corresponding fair value and the contract terms necessary to determine the expected cash flows for each of the next five years and thereafter. Information on the following contract terms is provided: for options-contract amounts and weighted average strike prices; for swaps-notional amounts, weighted average pay rates, and weighted average receive rates; and for debt obligations — principal amounts and weighted average effective interest rates. The instruments are grouped based on common characteristics as follows: options — written or purchased put or call options with similar strike prices; swaps-received variable and pay fixed swaps; and debt obligations-fixed rate or variable rate, and by currency.

	Expected Maturity Date
	(In thousands)
As of March 31, 2010	2010	2011	2012	2013	2014	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (EUR)	72,842	57,293	42,452	22,615	7,727	6,948	478
Average rate receivable	4.22%	4.22%	4.22%	4.19%	4.09%	4.09%

	Expected Maturity Date
	(In thousands)
As of March 31, 2010	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value (€)
Liabilities long term debt
Variable Rate (USD)	169,686	—	—	—	—	—	169,686	122,223
Average interest rate	(1)	(1)	(1)	(1)	(1)	(1)
Variable Rate (EUR)	14,153	14,153	14,153	14,153	—	—	56,612	52,608
Average interest rate	(2)	(2)	(2)	(2)	(2)	(2)
Variable Rate (EUR)	0	0	0	5,000	—	—	5,000	4,442
Average interest rate	(3)	(3)	(3)	(3)	(3)	(3)
Variable Rate (EUR)	116	355	367	381	394	8,364	9,977	8,466
Average interest rate	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%

(1)	Eurodollar Rate Loans: 5.5% if our subsidiary, Telvent DTN’s, S&P rating falls less than B+ and B1 and 5% if it is higher or equal. Base rate loan: 4.25% if our subsidiary, Telvent DTN’s, S&P rating falls less than B+ and B1 and 3.75% if it is higher or equal.

(2)	Euribor plus spread ranging from 1.50% to 2.25% based on Net Financial Debt/EBITDA of consolidated financial statement.

(3)	Euribor plus spread ranging from 2% to 24.50% based on Net Financial Debt/EBITDA of consolidated financial statement.

	Expected Maturity Date
	(In thousands)
As of December 31, 2009	2009	2010	2011	2012	2013	Thereafter	Fair Value (€)
Interest rate swap
Fixed to Floating
Contract amount/notional (USD)	156,400	110,400	—	—	—	—	4,200
Average rate payable	Libor 3m USD	Libor 3m USD
Average rate receivable	5.32%	5.32%

	Expected Maturity Date
	(In thousands)
As of December 31, 2009	2009	2010	2011	2012	2013	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (EUR)	72,124	53,585	41,497	30,338	19,146	7,916	384
Average strike price	4.20%	4.21%	4.21%	4.20%	4.18%	4.09%

	Expected Maturity Date
	(In thousands)
As of December 31, 2009	2009	2010	2011	2012	2013	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (USD)	12,300	—	—	—	—	—	0
Average strike price	4.50%

	Expected Maturity Date
	(In thousands)
As of December 31, 2009	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value (€)
Liabilities long term debt
Variable Rate (USD)	11,802	2,048	2,048	2,048	193,542	—	211,488	131,683
Average interest rate	(1)	(1)	(1)	(1)	(1)	(1)
Variable Rate (EUR)	15,500	10,500	10,500	10,500	10,500	—	57,500	52,941
Average interest rate	(2)	(2)	(2)	(2)	(2)	(2)
Variable Rate (EUR)	381	364	377	391	405	8,039	9,957	8,486
Average interest rate	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%

(4)	Eurodollar Rate Loans: 5.5% if our subsidiary Telvent DTN’s S&P rating falls less than B+ and B1 and 5% if it is higher or equal. Base rate loan: 4.25% if our subsidiary Telvent DTN’s S&P rating falls less than B+ and B1 and 3.75% if it is higher or equal.

(5)	Euribor plus spread ranging from 1.50% to 2.25% based on Net Financial Debt/EBITDA of consolidated financial statement.
     Further detail of the terms of our short-term and long-term debt are reflected in Notes 16 and 17, respectively, of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on March 18, 2010.

D. Internal Controls and Procedures
     As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on March 18, 2010, we maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure.
     As of December 31, 2009, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Accounting Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures and our internal controls over financial reporting. As described in “Management’s Annual Report on Internal Control over Financial Reporting” included in Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2009, during this evaluation we concluded that we maintained effective disclosure controls and procedures and effective internal controls over financial reporting at December 31, 2009. There has been no change to our system of internal control over financial reporting that occurred during the quarter ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

II. OTHER INFORMATION
A. Legal Proceedings
     Since the filing of our Annual Report on Form 20-F for the year ended December 31, 2009, there have been no material changes with regard to our disclosed legal proceedings.
B. Risk Factors
     Factors that could adversely affect our future financial performance are contained within the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on March 18, 2010. There have been no material changes from the risk factors as previously disclosed.

C. Other Information
     On April 1, 2010, Telvent Servicios Compartidos S.A., entered into a lease agreement with Centro Tecnológico Palmas Altas, S.A. with respect to the Palmas Altas Campus located in Seville, Spain. The aggregate leased facility comprises 10,296 square meters. The monthly rent for the first year of the lease is € 1,606,176 and is subject to value added tax. The rental amount will increase annually according to the Consumer Price Index percentage announced by the National Statistics Institute (Instituto Nacional de Estadística). Additionally, Centro Tecnológico Palmas Atlas, S.A. will supply common operating services, such as cleaning, gardening, etc. The price of the common operating service is € 8.87 per square meter. The initial term of the lease is for a period of five years and expires on April 1, 2010 and will be renewed automatically for an additional five-year term unless either provides notice of its intent not to renew the lease at least six months before the end of the initial term.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: May 26, 2010

Exhibits
4.1	Sublease, dated March 22, 2010, by and between Telvent Canada Ltd. And Mental Health Commision of Canada.

4.2	Lease, dated April 14, 2010, by and between De Waardt onroerend goed bouwmarkten B.V. and Telvent Netherlans B.V.

4.3	Lease, dated April 1, 2010, by and between Centro Tecnológico Palmas Altas, S.A. and Telvent Servicios Compartidos, S.A.